ATENTO S.A.
Société anonyme

Consolidated financial statements and consolidated management report for the year ended December 31, 2022

1, rue Hildegard von Bingen, L-1282 Luxembourg
RCS Luxembourg: B185761

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2022

1, rue Hildegard Von Bingen
L-1782 Luxembourg-Findel
RCS Luxembourg: B 185761

INDEX

Deloitte.

Deloitte Audit
Société à responsabilité limitée
20 Boulevard de Kockelscheuer
L-1821 Luxembourg

Tel: +352 451 451
www.deloitte.lu

To the Shareholders of

Atento S.A.

1, rue Hildegard Von Bingen

L-1782, Luxembourg

Luxembourg

REPORT OF THE *RÉVISEUR D'ENTREPRISES AGRÉÉ*

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Atento S.A. (the "Group") and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2022, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Basis for Opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the *"Commission de Surveillance du Secteur Financier"* (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the *"réviseur d'entreprises agréé"* for the Audit of the Consolidated Financial Statements" section of our report. We are also independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 to the Appendix A, which indicates that the Group presented negative shareholder equity amounting to $348.8 million, net loss amounting to $295.5 million and negative working capital amounting to $52.4 million. Additionally, the finance costs and change in fair value of derivatives amounting to $182.5 million representing a substantial share of the Group´s financial cost, is mainly influenced to the Brazilian risk-free interest rate which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The high leverage of the Group and the post-pandemic macroeconomic challenging situation (global inflation pressure and increased interest rate) led the Group to cash shortfalls in 2023.

The going concern of the Group is based on the assumption that the ongoing proposed financial restructuring will be successfully implemented. As the implementation of the proposed plan depends on all required Court's and relevant regulatory approval process being completed, including the favorable vote to the execution of the plan by a qualified number of stakeholders, a material uncertainty exists that cast significant doubt on to assumption of the Group´s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Deloitte.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the management report but does not include the consolidated financial statements and our report of the *"réviseur d'entreprises agréé"* thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information we are required to report this fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors of the Group for the Consolidated Financial Statements

The Board of Directors of the Group is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors of the Group determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the *"réviseur d'entreprises agréé"* for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the *"réviseur d'entreprises agréé"* that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the *"réviseur d'entreprises agréé"* to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the *"réviseur d'entreprises agréé"*. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Other Legal and Regulatory Requirements

The management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

For Deloitte Audit, *Cabinet de révision agréé*

Alberto Maria Meriggio

Alberto Maria Meriggio, *Réviseur d'entreprises agréé*
Partner

Luxembourg, September 14, 2023

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2021 and 2022

(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	
ASSETS	**Notes**	**2021**	**2022**
NON - CURRENT ASSETS			
Property, plant and equipment	**9**	**81,395**	**68,441**
Goodwill	**7**	**91,941**	**82,663**
Right-of-use assets	**10**	**142,705**	**106,513**
Intangible assets	**6**	**104,886**	**71,942**
Trade and other receivables	13	22,240	21,571
Other non-current assets	12	35,607	26,683
Derivative financial instruments	14	12,757	—
Other taxes recoverable	**20c)**	**4,505**	**4,364**
Deferred tax assets	**20b)**	**110,102**	**42,047**
TOTAL NON-CURRENT ASSETS		**606,138**	**424,224**
CURRENT ASSETS			
Trade and other receivables		**329,443**	**319,351**
Trade and other receivables	13	295,309	308,383
Current income tax receivable	20c)	30,899	10,968
Derivative financial instruments	**14**	3,235	—
Other taxes recoverable	**20c)**	**42,627**	**50,649**
Other current assets	**12**	**744**	**1,696**
Cash and cash equivalents	**15**	**128,824**	**82,927**
TOTAL CURRENT ASSETS		**501,638**	**454,623**
TOTAL ASSETS		**1,107,776**	**878,847**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	
LIABILITIES	**Notes**	**2021**	**2022**
CURRENT LIABILITIES			
Loans and borrowings	**17**	**119,017**	**167,891**
Derivative financial instruments	**14**	**29,646**	**51,389**
Trade and other payables		**271,429**	**281,616**
Trade payables	18	85,274	97,167
Income tax payables	20c)	8,872	3,753
Other taxes payables	20c)	88,606	86,729
Other non-trade payables	18	88,677	93,967
Provisions	**21**	**17,016**	**6,152**
TOTAL CURRENT LIABILITIES		**437,108**	**507,048**
NON-CURRENT LIABILITIES			
Loans and borrowings	17	599,262	575,478
Derivative financial instruments	14	26,302	76,318
Provisions	21	37,672	56,066
Non-trade payables	18	18,654	7,950
Other taxes payable	20c)	1,653	4,854
TOTAL NON-CURRENT LIABILITIES		**683,543**	**720,666**
TOTAL LIABILITIES		**1,120,651**	**1,227,714**
NET ASSETS		**(12,875)**	**(348,867)**
EQUITY			
Share capital	19	49	49
Share premium	19	617,059	618,159
Treasury shares	19	(12,692)	(12,692)
Retained losses	19	(273,248)	(571,281)
Translation differences	19	(321,248)	(355,152)
Hedge accounting effects	19	(41,294)	(44,591)
Share-based compensation	19	18,499	16,641
TOTAL EQUITY		**(12,875)**	**(348,867)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

For the years ended December 31, 2021 and 2022

(In thousands of U.S. dollars, unless otherwise indicated)

	Notes	For the years ended December 31,	
		2021	2022
Revenue	**22**	**1,449,225**	**1,389,968**
Other operating income	23	10,538	17,143
Other gains		35	1
Operating expenses:			
Supplies	24a)	(109,769)	(89,642)
Employee benefit expenses	24b)	(1,102,668)	(1,087,932)
Depreciation	24c)	(73,159)	(72,219)
Amortization	24c)	(60,069)	(49,035)
Changes in trade provisions	13	296	(577)
Impairment charges	8	(1,977)	(17,495)
Other operating expenses	25	(99,945)	(128,386)
OPERATING PROFIT		**12,507**	**(38,174)**
Finance income	27	15,506	10,192
Finance costs	27	(91,889)	(86,496)
Change in fair value	27	(42,285)	(95,961)
Net foreign exchange loss	27	17,669	7,167
NET FINANCE EXPENSE		**(100,999)**	**(165,098)**
LOSS BEFORE INCOME TAX		**(88,492)**	**(203,272)**
Income tax expense	20	(4,459)	(92,305)
LOSSFOR THE YEAR		**(92,951)**	**(295,577)**
LOSS PER SHARE:			
Basic loss per share (in U.S. dollars)	**28**	**(6.61)**	**(20.24)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2021 and 2022

(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,	
	2021	**2022**
Loss for the year	**(92,950)**	**(295,577)**
Other comprehensive loss to be reclassified to profit and loss in subsequent periods:		
Net Investment hedge	7,950	(16,471)
Foreign operations quasi-equity	(11,884)	13,173
Translation differences	(40,533)	(33,904)
Other comprehensive loss	**(44,467)**	**(37,202)**
Total comprehensive loss	**(137,417)**	**(332,779)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Share-based compensation	Total equity
Balance on January 1, 2021	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676
Comprehensive loss for the year	—	—	—	(92,950)	(40,533)	(3,933)	—	(137,416)
Loss for the year	—	—	—	(92,950)	—	—	—	(92,950)
Other comprehensive loss	—	—	—	—	(40,533)	(3,933)	—	(44,466)
Share-based compensation	—	—	—	—	—	—	7,054	7,054
Shares delivered	—	3,440	498	—	—	—	(3,938)	—
Acquisition of treasury shares	—	—	(878)	—	—	—	—	(878)
Monetary correction caused by hyperinflation	—	—	—	(1,310)	—	—	—	(1,310)
Balance on December 31, 2021	49	617,059	(12,692)	(273,248)	(321,248)	(41,293)	18,499	(12,874)
Balance on January 1, 2022	49	617,059	(12,692)	(273,248)	(321,248)	(41,293)	18,499	(12,874)
Comprehensive loss for the year	—	—	—	(295,577)	(33,904)	(3,298)	—	(332,779)
Loss for the year	—	—	—	(295,577)	—	—	—	(295,577)
Other comprehensive loss	—	—	—	—	(33,904)	(3,298)	—	(37,202)
Share-based compensation	—	—	—	—	—	—	(758)	(758)
Shares delivered	—	1,100	—	—	—	—	(1,100)	—
Monetary correction caused by hyperinflation	—	—	—	(2,456)	—	—	—	(2,456)
Balance on December 31, 2022	49	618,159	(12,692)	(571,281)	(355,152)	(44,591)	16,641	(348,867)

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	Notes	For the years ended December 31, 2021	2022
Operating activities			
Loss before income tax		**(88,492)**	**(203,272)**
Adjustments to reconcile profit/(loss) before tax to net cash flows:			
Amortization and depreciation	24c)	133,228	121,254
Impairment losses		1,977	17,495
Changes in trade provisions		(296)	577
Share-based payment expense		10,608	(2,870)
Change in provisions		18,136	21,597
Grants released to income		(900)	—
Losses on disposal of property, plant and equipment		408	758
Finance income	27	(15,506)	(10,192)
Finance costs	27	91,889	86,496
Net foreign exchange differences	27	(17,669)	(7,167)
Change in fair value of financial instruments	27	42,285	95,961
Changes in other (gains)/losses		(35)	—
		264,125	**323,909**
Changes in working capital:			
Changes in trade and other receivables		(42,628)	(28,545)
Changes in trade and other payables		62,311	(728)
Other payables		(88,844)	(18,260)
		(69,161)	**(47,533)**
Interest paid		(58,038)	(82,033)
Interest received		12,299	1,796
Income tax paid		(18,432)	(9,934)
		(64,171)	**(90,171)**
Net cash flows from operating activities		**42,301**	**(17,067)**
Investing activities			
Payments for acquisition of intangible assets		(45,666)	(21,786)
Payments for acquisition of property, plant and equipment		(2,441)	(6,748)
Net cash flows used in investing activities		**(48,107)**	**(28,534)**
Financing activities			
Proceeds from borrowings from third parties		512,727	78,995
Repayment of borrowings from third parties		(524,426)	(29,026)
Payments of lease liabilities		(45,617)	(49,323)
Payments of financial instruments		(2,380)	—
Acquisition of treasury shares		(878)	—
Net cash flows provided by/(used in) financing activities		**(60,574)**	**646**
Net (decrease)/increase in cash and cash equivalents		**(66,380)**	**(44,954)**
Effect of exchange rate changes on cash		(13,790)	(943)
Cash and cash equivalents at beginning of year		**208,994**	**128,824**
Cash and cash equivalents at end of year		**128,824**	**82,927**

The accompanying notes are an integral part of the consolidated financial statements.

Non-cash transactions

(a) Recognition of right-of-use in the amount of $22.032 U.S. dollars related to new lease agreements on December 31, 2022 ($53,860) U.S. Dollars on December 31, 2021).

(b) Provisions for dismantling in the amount of $4,006 U.S. dollars (refer to note 21 – Provisions) related to cost of dismantling of the installations held under operating leases to bring them to the original condition ($2,062 U.S. dollars on December 31, 2021).

1) COMPANY ACTIVITY AND CORPORATE INFORMATION

(a) Description of business

Atento S.A. (the "Company") and its subsidiaries ("Atento Group") offer customer relationship management services to their clients through delivery centers or multichannel platforms. The group operates in 15 jurisdictions globally with more than 127,158 staff and services over 400 clients.

The Company was incorporated on March 5, 2014, under the laws of the Grand-Duchy of Luxembourg, with its current registered office in Luxembourg at 1, rue Hildegard Von Bingen, L-1782 Luxembourg-Findel4, Rue Lou Hemmer.

The principal shareholders with majority of interest of the Company are Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II (funds controlled by HPS Investment Partners, LLC) and Chesham Investment Pte Ltd. (fund controlled by GIC Asset Management Pte., LTD) and Taheebo Holdings LLC (fund controlled by Farallon Capital Management, LLC) and Kyma Capital Opportunities Fund Limited (fund controlled by Kyma Capital).

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate through multichannel platforms; to provide telemarketing, marketing and "call center" services, as well. The Company's ordinary shares are traded on NYSE under the symbol "ATTO" until July 21, 2023. More details on Consolidated Financial Statements - Subsequent Events.

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements of December 31, 2022, were prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB") as adopted by the European Union ("EU") prevailing at December 31, 2022. The consolidated financial statements have been prepared on a historical cost's basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies and derivative financial instruments which have been measured at fair value.

The consolidated financial statements have been approved by the Board of Directors (the "Board") and Audit Committee of the Company, Atento S.A. in Luxembourg on September 14, 2023 and authorized for issue and publication by the Company's Management on September 14, 2023. These consolidated financial statements have not yet been approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments during the next Annual General Meeting.

The preparation of financial statements under IFRS as issued by the IASB as adopted by EU requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group's accounting policies. Note 3 topic "s") discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements. Also, note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The amounts in these consolidated financial statements are presented in thousands of U.S. dollars and all values are rounded to the nearest thousand, unless otherwise indicated.

Going Concern

The Consolidated Financial Statement has been prepared in accordance with the going concern basis of accounting.

As of December 31, 2022, the Company presented negative shareholder equity amounting to $348.9 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the finance costs and change in fair value of derivatives

amounting to $182.5 million representing a substantial share of the Company´s financial cost, is mainly influenced to the Brazilian risk-free interest rate ("selic") which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The challenges related to the sector in which the group operates, disruption from technology adoption, inflationary cost pressures, and the post-pandemic macroeconomic challenging situation and reputational damage after the cyberattack occurred in 2021caused material pressure on Company's margins and an increased risk of cash short falls beginning 2023.

Subsequently, in light of the financial difficulties, the Company engaged financial advisors to assist with additional capital raise and the formulation of a long-term financially viable solution for the Company. There has been a series of financial support events including the issuance of new Notes in February 2023 (the "2025 Notes"), the implementation of a Restructuring Support Agreement ("RSA") and a proposed financial restructuring plan between the Company and an Ad-Hoc Group of supportive Holders of the Company´s debt (see note 32).

Proposed Financial Restructuring:

The purpose of the Restructuring Plan is to provide a financial restructuring that stabilizes the Company, right-sizes and deleverages the Company's capital structure, and returns the Company to sustainable financial health. The Restructuring Plan was contemplated to be implemented in two general phases; the first involved the provision of an interim financing on June 30, 2023 (the "Interim Financing Date"), as a bridge to the phase 2; which is the comprehensive financing restructuring of the company as follow:

The phase 1, the Interim Financing, was provided by the Issuance of new money by Ad-Hoc Group of financial stakeholders and was set to be drawn in three tranches. The first tranche amounting $17 million was drawn on June 30, 2023; the second tranche amounting additional $17 million was drawn on July 31, 2023; the third tranche amounting additional $3 million was drawn on August 31, 2023 all of them followed by the satisfaction of certain conditions including the execution of RSA. As per the Company´s financial advisor hired to monitor the short-term cash flows, the injection of these new money will support the Company´s operation until November 2023.

The phase 2, the comprehensive financial restructuring, is an in-court restructuring process there was introduced under the UK Corporate Insolvency and Governance Act 2020 and is provided for under part 26A of the Companies Act 2006. It allows a financially distressed debtor to implement a restructuring with a consent threshold provided the restructuring plan obtains the sanction of an English Court. The proposed restructuring is expected to be completed in October 2023 subject to certain creditors approvals and court sanction will mainly seek the achievement of the equitization of majority of the Company´s debt, aiming a significant reduction of the net debt ratio and additional financial support ("Exit money") expected to amount $79 million in the form of preferred shares.

In respect to the in-court process, the following main conditions will be evaluated in the court hearings:

a. The Company has encountered financial difficulties that are affecting, or will affect, its ability to carry on its business as a going concern;
b. a compromise or arrangement is proposed between the Company and its members and/or creditors or any class or classes of them, and the purpose of such compromise or arrangement is to eliminate, reduce or prevent, or mitigate the effect of such financial difficulties;
c. that the plan company has "sufficient connection" to England;
d. that the plan will have "substantial effect" in other relevant jurisdictions;
e. Restructuring Plan must be approved by at least seventy-five per cent in value of each class of plan creditors present and voting (in person or by proxy) at the plan meeting;
f. In circumstances where at least 75% in value of a class or classes of plan creditors present and voting at a plan meeting do not approve the Restructuring Plan, the court may exercise its discretion to sanction the Restructuring Plan to "cram-down" and bind such dissenting class or classes given certain conditions are met.

As implementation of the proposed plan depends on all required court and relevant regulatory approval process being completed and the required percentage of the Company´s stakeholders, by value, have voted in favor. A material uncertainty exists that may cast significant doubt as to presumption of the Company´s ability to continue as going concern. If the Financial Restructuring Plan is not sanctioned, the Company will be unable to raise the additional financing it requires, will therefore experience a significant liquidity shortfall and, is unlikely to be able to secure any long-term financing solution. The use of going concern is made on the assumption that the proposed financial restructuring ("Financial Restructuring Plan") will be successfully implemented. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties aforementioned.

b) Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method pursuant to IAS 7, "Statement of Cash Flows". Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3 topic "c"). The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

c) ACCOUNTING POLICIES

The main accounting policies used to prepare the accompanying consolidated financial statements are set out below.

a) Principles of consolidation, business combinations and goodwill

(i) Subsidiaries

Subsidiaries are all entities over which the Atento Group has control. The Atento Group controls an entity when the Atento Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group, until the Group loses control of the entity.

Intercompany transactions, balances, and unrealized gains on transactions between the Atento Group companies are eliminated on consolidation, except the effects arising from exchange variations that are not eliminated for disclosure purposes. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. All subsidiaries adhere to and consistently comply with the policies adopted by the Atento Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of operations, statement of comprehensive income, statement of changes in equity and financial position.

(ii) Business combinations and goodwill

When the Atento Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured as any excess of the total consideration transferred over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the total consideration transferred, the difference is recognized in the statements of operations as a gain from a bargain purchase. Goodwill acquired in a business combination is allocated to each cash-generating unit, or group of cash-generating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is not amortized but it is tested for impairment annually or whenever there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the statements of operations and may not be reversed (see Note 3h).

b) Functional and presentation currency

Items included in the financial statements of each of the Atento Group's entities are measured using the currency of the primary economic environment in which the entities operate ('the functional currency'). The consolidated financial statements are presented in thousands of U.S. dollars, which is the presentation currency of the Atento Group.

c) Foreign currency translation

The results and financial position of all Atento Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follow:

- Statements of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date.

- Statements of operations items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

- Hyperinflationary economies: Under IAS 29, the non-monetary assets and liabilities, the equity and the statements of operations of subsidiaries operating in hyperinflationary economies are restated applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and translated to U.S. dollar at the closing rate of the period, for the purposes of conversion, applying IAS 21.

- Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case proceeds and payments are translated at the rate on the dates of the transactions). Proceeds and payments for the subsidiary located in Argentina shown on the statements of cash flows are translated at the exchange rates prevailing at the reporting date.

- Retained earnings are translated at historical exchange rates.

- All resulting exchange differences are recognized in other comprehensive income/(loss).

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at year-end exchange rates. Exchange differences arising are recognized in other comprehensive income/(loss).

d) Foreign currency transactions

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation date, in the case of items being remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income/(loss).

All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, except for the effective portion of the differences on net investment hedges that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognized in other comprehensive income/(loss) (OCI) until the disposal of the net investment, at which time, they are recognized in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

The Company has non–monetary items that are measured at historical cost in a foreign currency in which refers to lease's agreements. These items are translated using the exchange rates as at the date of recognition.

e) Segment information

Segment information is presented in accordance with management information reviewed by the Chief Operating Decision Maker ("CODM"). The CODM, responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer ("CEO") responsible for strategic decisions.

The CODM considers the business from a geographical perspective and analyzes it across three operational segments – EMEA, Americas and Brazil.

No operating segments have been aggregated to form the reportable operating segments as compared to the previous years.

f) Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at their fair value as of the acquisition date.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated statements of operations under "Amortization".

Amortization methods and useful lives are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

Customer base acquired in a business combination is recognized at fair value at the acquisition date and have finite useful lives and are subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years. The customer base relates to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years. The maintenance cost of software is expensed as incurred.

Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:

- It is technically feasible for the intangible asset to be completed so that it will be available for use or sale.
- Management intends to complete the asset for use or sale.
- The Group has the capacity to use or sell the assets.
- It is possible to show evidence of how the intangible asset will generate probable future economic benefits.
- Adequate technical, financial, and other resources are available to complete the development and to use or sell the intangible asset.

- The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs.

Costs that do not meet the criteria listed above are recognized as an expense as incurred. An example of this is Software as a Service. The cloud computing is a model for delivering information technology services through web-based tools and applications. (SaaS). In such contracts, the customer generally does not obtain a software license or have a right to take possession of the software. The contract conveys to the customer the right to receive access to the supplier's application software over the contract term. That right to receive access does not provide the customer with a software asset and, therefore, the access to the software is a service that the customer receives over the contract term.

g) Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses.

Acquisition costs include, when appropriate, the initial estimates of decommissioning, withdrawal, and site reconditioning costs when the Atento Group is obliged to bear this expenditure as a condition of using the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the statements of operations. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

Property, plant and equipment acquired in a business combination are initially measured at fair value as of the acquisition date.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets' carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist.

The depreciation charge for items of property, plant and equipment is recognized in the consolidated statements of operations under "Depreciation".

Depreciation is calculated on a straight-line basis over the useful life of the asset applying individual rates to each type of asset, which are reviewed at the end of each reporting period.

The useful lives generally used by the Atento Group are as follow:

	Years of useful life
Buildings	5 - 15
Plant and machinery	3 - 6
Furniture, tools	1 - 10
Other tangible assets	5 - 8

h) Impairment of non-current assets

The Atento Group assesses as of each reporting date whether there is an indicator that a non-current asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g., goodwill), the Atento Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the statements of operations. Future depreciation/amortization charges are adjusted to reflect the asset's new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units – "CGU").

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years and are subjected annually for the Board of Directors approval. A long-term growth rate is calculated using a steady growth rate based on the gross domestic product external data available for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used and applied to project future cash flows after the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset's recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined if no impairment loss been recognized for the asset in prior years. This reversal is recognized in the statements of operations and the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

i) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Atento Group has classified all financial assets as amortized cost, except for derivative financial instruments.

All purchases and sales of financial assets are recognized on the statement of financial position on the transaction date, i.e., when the commitment is made to purchase or sell the asset.

A financial asset is fully or partially derecognized from the statement of financial position only when:

1. The rights to receive cash flow from the asset have expired.
2. The Atento Group has assumed an obligation to pay the cash flow received from the asset to a third party or
3. The Atento Group has transferred its rights to receive cash flow from the asset to a third party, thereby substantially transferring all the risks and rewards of the asset.

Financial assets and financial liabilities are offset and presented on a net basis in the statement of financial position when a legally enforceable right exists to offset the amounts recognized and the Atento Group intends to settle the assets and liabilities net or to simultaneously realize the asset and cancel the liability.

Amortized cost financial assets include contractual agreements on future cash flow not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.

In compliance with IFRS 9 – "Financial Instruments", the allowance for expected loss on trade receivables accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by customer and according to the respective maturity terms. In addition, for certain cases, the Company performs individual analyses to collection the receipt risks.

Trade receivables

Trade receivables are amounts due from customers for the sale of services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date. In general, cash flow relating to short-term receivables is not discounted.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

Financial liabilities

Loans and Borrowings

Loans and borrowings is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the statements of operations over the life of the debt. Loans and borrowings is non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized in the statement of financial position when the respective obligation is settled, cancelled, or matures.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered as non-current liabilities.

Recognized fair value measurements

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, company has classified its financial instruments into the three levels prescribed under the accounting standards.

As of December 31, 2022	**Notes**	**Level 1**	**Level 2**	**Total**
Liabilities				
Derivative financial instruments	**14**	—	127,707	**127,707**
As of December 31, 2021				
Assets				
Derivative financial instruments	**14**	—	15,992	**15,992**
Liabilities				
Derivative financial instruments	**14**	—	55,948	**55,948**

There were no transfers between levels for recurring fair value measurements during the year.

Below, Company describes an explanation of each level:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at their fair value.

Any gains or losses resulting from changes in the fair value of a derivative instrument are recorded in the statements of operations, except for the effective portion of net investment hedges, which is recognized in other comprehensive income/(loss) and later reclassified to profit or loss when the hedge item affects the statements of operations.

At the inception of the derivative instrument contract, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and the strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective at offsetting changes in the fair value or cash flow of the hedged items.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Group has both a legally enforceable right and intention to offset.

For purpose of hedge accounting the Atento Group designates certain derivatives as:

Net investment hedges

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in the statements of operations. Gains and losses accumulated in equity are included in the statements of operations when the foreign operation is partially disposed of or sold.

k) Share capital

The ordinary shares of the Company are classified in equity (see Note 19).

Issuance costs directly attributable to the issuance of new shares or options are deducted from the proceeds raised in equity, net of the tax effect.

l) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Atento Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

m) Provisions

The Company is a party to a number of judicial and administrative proceedings, whose assessments of the likelihood of loss include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of external lawyers. The Company classifies the risk of loss in legal

proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Compan''s Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

Provisions are recognized when the Atento Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include penalties for the cancellation of leases and other contracts, as well as employee termination payments. Provisions are not recognized for future operating losses.

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position, and the expense relating to the provision is recorded in the statements of operations, net of the expected reimbursement.

Provisions are measured at the present value of expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks inherent to the obligation.

Contingent liabilities represent possible obligations to third parties, and existing obligations that are not recognized, given that it is not likely that an outflow of economic resources will be required in order to settle the obligation or because the amount cannot be reliably estimated. Contingent liabilities are not recognized on the consolidated statement of financial position unless they are recorded as part of a business combination.

For lawsuits of a massive labor nature, represented by high volume lawsuits with similar characteristics and low value, the provision is based on historical information, according to the calculation of the average payment ticket for the last two years, considering the procedural stage in which they occurred, and multiplied by the number of lawsuits in force at each stage process measured at each report date.

n) Employee benefit

Share-based payments

Atento S.A. has a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. on a straight-line basis over the vesting period and graded basis over the vesting period – depending on the Shared-based payments. The subsidiaries themselves are not party to any of the contracts. Atento S.A. settle these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but some types of restricted stock units ("RSUs") have been granted to selected employees, as described in Note 19.

The fair value of the employee services received in exchange for the grant of the RSUs is recognized as an expense in the consolidated financial statements of Atento S.A. The total amount to be expensed is determined with reference to the fair value of the RSUs granted:

- Including any market performance conditions (for example, an entity's share price);
- Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time); and
- Including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specific period).

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the Consolidated statements of loss, with a corresponding adjustment to equity.

When the RSUs vest, Atento S.A. issues new shares or buys them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

The provision for social security contributions on share options is calculated based on the number of options outstanding at the reporting date that are expected to be exercised. The provision is based on the market price of the shares at the reporting date which is the best estimate of the market price at the date of exercise.

Termination benefits

The Company has a post-employment health care plan to former employees retired by the Company who contributed for at least 10 years are guaranteed the right to remain on the Compan''s policy for life. These termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, "Provisions, Contingent Liabilities and Contingent Assets", and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

o) Income tax

The income tax expense includes all the expenses and credits arising from the corporate income tax levied on all the Atento Group companies.

Income tax expenses for each period represent the aggregate amounts of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amounts are those that are enacted at the reporting date in each country in which the Atento Group operates. The Atento Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred taxes are calculated on temporary differences arising from differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets also arise from unused tax credits and tax loss carryforwards.

The carrying amounts of deferred income tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized when the timing of the reversal can be controlled by the parent company, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

IFRIC 23 ***Uncertainty over Income Tax Treatment***

Atento Group reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Atento Group did not identify any material impact on the financial statements.

Atento Group implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the Atento Group.

p) Revenue from Contracts with Customers

The Atento Group principally generates revenue under contracts with customers for the provision of customer relationship management and business process ("CRM BPO") services. Revenue from CRM BPO services is recognized over time as rendered, considering that the customer simultaneously receives and consumes the benefits as the Company satisfies its performance obligation, and at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The contracts typically require the Atento Group to deliver CRM BPO services on behalf of customers such as responding to customer inquiries, completing back-office processes, and providing technical support over channels such as voice, SMS, email, chats and social media. Atento's contracts contain a series of distinct services which are provided over a period, are substantially the same and have the same pattern of transfer to the customer, so the Company considers these as a single performance obligation. Average days sales outstanding ("DSO") was 66 days for 2022 (70 days for 2021) and the average payment term was 30 days after invoicing. The Company recognizes revenue on an accrual basis during the period in which services are rendered, and for services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered.

Atento's contracts generally contain service level agreements (SLAs), which are a form of Key Performance Indicators (KPI) of service performance such as average time to answer calls, the average call length, customer satisfaction scores, quality scores and customer churn rate.

(s) **Variable component**

The variable component in contracts consists of bonus and penalties triggered by the achievement or breach of these agreed KPIs of service performance that have not been confirmed with the customer or that will be based on performance over periods in the future. Management estimates the amount of variable consideration by using the most likely amount method and recognizes variable consideration as revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company applies this method consistently throughout the contract when estimating the effect of an uncertainty on the amount of variable consideration to which it will be entitled.

Management estimates variable consideration using actual data available to the Company at the time of monthly closing as well as the historical levels of achievement of the KPIs. For example, the application of performance bonuses or penalties based on average time to answer calls, average call length, customer satisfaction and quality scores are estimated based on data from the Company's and customer's systems about performance for these measures, while the application of performance bonuses or penalties based on end-customer churn rate, when applicable for specific contracts, are estimated based on available data from the Company's and customer's systems for these measures to the extent available and otherwise based on average historical achievement levels because the uncertainty for customer churn rate is resolved over a several months. The Company generally bills its customers monthly based on the actual consideration to which it is entitled for. As such, estimated revenue is recognized only for the last month of the reporting period. The Company performs controls to assess and identify any material differences between the estimated amounts and actual amounts which historically have been immaterial.

Some of Atento Group's contracts include minimum monthly volume and minimum annual revenue commitments that require the customer to compensate the Group for a percentage of volumes and revenue shortfalls defined in the contracts. The variable component is estimated based on the forecasts of volume and revenue agreed with customers at inception of the contract and reviewed

periodically, as well as the actual data available to the Company used to determine if the Group should recognize revenue for a contract during the reporting period at either the minimum amount or based on price and volume.

(ii) Fixed component

For most of the contracts that include a fixed component to determine the amount of consideration the Group expects to be entitled, revenue is recognized based on the actual service provided at the end of the reporting period, because the customer receives and uses the benefits simultaneously based on the infrastructure made available to the customer. This could be determined based on the actual labor hours previously agreed with the customer or based on the number of workstations made available.

The Company undertakes activities in anticipation of winning a contract and during the proposal phase of bidding for a contract in order to properly customize the Company's offering to the potential customer's needs. The performance of those tasks does not transfer a service to the customer as performed and are not charged to the customer nor recovered, therefore, those activities are not a performance obligation and are recognized as an expense when incurred.

q) Interest income and expenses

Interest expenses directly attributable to the construction of any qualified asset are capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenses are expensed as incurred.

Interest income is recognized using the effective interest method. When a loan or a receivable has been impaired, the carrying amount is reduced to the recoverable amount, discounting the estimated future cash flow at the instrument's original effective interest rate and recognizing the discount as a decrease in interest income. Interest income on receivable is recognized when the cash is collected.

r) Lease (as Lessee)

The Atento Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Atento Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e., those leases that have a lease term of 12 months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

s) Critical accounting estimates

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management's evaluation considers the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made based on the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", recognizing the effects of the changes in estimates in the related consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting policies described in Note 3h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group's strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital ("WACC") and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group's ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances (see Note 20).

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized

deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from regulations, contracts, customary practice, or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, considering all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

The Company classifies the risk of loss In legal proceedings as probable, possible, or remote. If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed as well the lawsuits classified as possible.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates (see Note 21).

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated based on observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

The details of Atento Group subsidiaries on December 31, 2021, and 2022 are as follow:

			% Interest		
Name	**Registered address**	**Line of business**	**2021**	**2022**	**Holding company**
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	100	Atento Luxco Midco, S.a.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	100	Atento Luxco 1. S.A.
			12.99	72.55	Atalaya Luxco 2. S.a.r.l.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	87.01	20.88	Atento Luxco 1. S.A.
			—	6.57	Teleatento del Perú,S.A.C
Atento Estrategias de Transformación, S.L.U. (former Global Rossolimo. S.L.U)	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	100	Atento Teleservicios España S.A.U.

Name	Registered address	Line of business	% Interest 2021	2022	Holding company
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333	83.3333	Atento B.V.
			16.6667	16.6667	Atento Holding Chile. S.A.
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	94.97871	Atento B.V.
			0.00424	0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.00427	5.00427	Atento Teleservicios España. S.A.U.
			0.00424	0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	99.9999	Atento B.V.
			0.0001	0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	99.99	Atento Holding Chile. S.A.
			0.01	0.01	Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	Atento Chile. S.A.
			1	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	Atento Chile. S.A.
			1	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999	99.999	Atento Spain Holdco 4. S.A.U.
			0.001	0.001	Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	100	100	Atento Brasil. S.A.
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966	99.966	Atento Spain Holdco 5. S.L.U.
			0.004	0.004	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999	99.9999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999	99.99999	Atento Centroamérica. S.A.
			0.00001	0.00001	Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054	7.4054	Atento Centroamerica. S.A.
			92.5946	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A. (*)	Nicaragua	Operation of call centers	4.35	4.35	Atento Centroamerica. S.A.
			95.65	95.65	Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999	99.999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	Atento Centroamerica. S.A.
Interservicer–- Serviços de BPO Ltda	São Paulo (Brazil)	Operation of call centers	100	100	Nova Interfile Holding Ltda.

Name	Registered address	Line of business	% Interest 2021	2022	Holding company
Interfile Serviços de BPO Ltda.	São Paulo (Brazil)	Operation of call centers	50.00002	50.00002	Nova Interfile Holding Ltda.
			49.99998	49.99998	Interfile Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brazil)	Holding company	100	100	Atento Brasil. S.A.
Interservicer-- Serviços em Crédito Imobiliário Ltda.	São Paulo (Brazil)	Operation of call centers	50.00011	50.00011	Nova Interfile Holding Ltda.
			49.99989	49.99989	Interfile Holding Ltda.

(*) Atento Nicaragua S.A. is currently under liquidating process to be completed in 2023.

As of December 31, 2021, and 2022, none of the Group's subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in Singapore from 23 June 2021 and has delisted in Tise International Stock Exchange (TISE) in Guernsey since 30 June 2021. All subsidiaries use year-end December 31 as their reporting date.

u) New and amended standards adopted by the Group

The Atento group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2022:

- Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16
- Reference to the Conceptual Framework – Amendments to IFRS 3
- Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37
- Annual Improvements to IFRS Standards 2018–2020

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

v) Standards issued but not yet effective

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions:

- IFRS 17 Insurance Contracts
- Classification of Liabilities as Current or Non-current – Amendments to IAS 1
- Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
- Definition of Accounting Estimates – Amendments to IAS 8
- Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
- Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
- Non-current Liabilities with Covenants (Amendments to IAS 1)

For the amendments listed above are not expected to significantly affect future periods.

4) MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. On December 31, 2022, 10.2% of financial loans and borrowings (not including derivative financial instrument) bore interests at variable rates, while on December 31,2021 this amount was 4.4%. In both 2021 and 2022, the exposure was to Brazilian risk-free rate ("selic").

We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate). On June 6, 2023. the Company has agreed to the unwinding of its remaining cross-currency interest rate swap agreements, refer to note 32 subsequent events.

	Thousands of U.S. dollars
INTEREST RATE *(Brazilian Interbank Market Rate)*	**2022**
FAIR VALUE	(127,707)
+1%	(16,624)
-1%	9,756

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables, and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2026 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps). We have also entered cross-currency swaps in which we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps). The variable amount of Brazilian Reais is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2022, the estimated fair value of the cross-currency swaps totalled a net liability of 127,707 thousand U.S. dollars (net asset of 39,956 thousand U.S. dollars as of December 31, 2021).

The table below shows the change in fair value (variation) of a +/-10 percentage points on exchange rate on the value of the cross-currency swaps:

CROSS-CURRENCY FX	Thousands of U.S. dollars
	2022
FAIR VALUE	(127,707)
+10.0%	68,901
-10.0%	(7,568)

The table below shows the position of financial assets and liabilities presented by functional and transaction currency as well its sensitivity analysis, respectively:

2021	Financial assets(*)			Financial liabilities(*)		
Functional currency–- financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)
Euro–- Colombian Pesos	164	738,209	185	—	—	—
Euro–- Dirham Moroccan	1,315	13,822	1,489	—	—	—
Euro–- Peruvian Nuevos	728	3,298	825	—	—	—
Euro–- USD	661	749	749	—	—	—
Chilean Pesos – USD	2,961,535	3,483	3,483	51	—	—
Mexican Pesos – USD	897	44	44	—	—	—
Brazilian Reais – USD	—	—	—	—	—	—
Guatemalan Quetzal –	676	88	88	—	—	—
Colombian Pesos – USD	835,738	209	209	9,495,983	2,385	2,385
Peruvian Nuevos Soles–-	19,015	4,784	4,784	4,160	1,041	1,041
United States Dolar–- Euro	—	9	—	—	—	—
United States Dolar–-	199	176	199	—	—	—
Chilean Pesos – Euro	7	141	7	—	—	—
USD-GBP	3	2	3	—	—	—
UYU-USD	36,412	815	815	—	—	—

2021	Sensitivity analysis					
Functional currency–- financial asset/liability currency	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro–- Colombian Pesos	10%	4,058.2	182	21	—	—
Euro–- Dirham Moroccan	10%	9.5	1,461	165	—	—
Euro–- Peruvian Nuevos	10%	4.1	809	92	—	—
Euro–- USD	10%	1.0	735	83	—	—
Chilean Pesos – USD	10%	—	3,290,595	387	57	—
Mexican Pesos – USD	10%	—	996	5	—	—
Brazilian Reais – USD	10%	0.2	—	—	—	—
Guatemalan Quetzal – USD	10%	0.1	753	10	—	—
Colombian Pesos – USD	10%	—	923,760	22	10,551,093	(265)
Peruvian Nuevos Soles–-	10%	0.2	21,250	559	4,623	(116)
United States Dolar–- Euro	10%	23.1	—	2	—	—
United States Dolar–- MXN	10%	0.8	221	22	—	—
Chilean Pesos – Euro	10%	18.4	8	1	—	—
USD-GBP	10%	0.7	4	—	—	—
UYU-USD	10%	—	40,457	4,046	—	—

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

2022	Financial assets(*)			Financial liabilities(*)		
Functional currency–- financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)
Euro–- Colombian Pesos	698	3,610,657	745	—	—	—
Euro–- Dirham Moroccan	607	6,985	647	—	—	—
Euro–- Peruvian Nuevos	467	1,897	498	—	—	—
Euro–- USD	1,413	1,501	1,501	—	—	—
Chilean Pesos – USD	275,711	321	321	22,805	27	27
Mexican Pesos – USD	55,429	2,847	2,847	—	—	—
Brazilian Reais – USD	—	—	—	—	—	—
Guatemalan Quetzal –	2,353	300	300	—	—	—
Colombian Pesos – USD	84,947	18	18	10,594,995	2,203	2,203
Peruvian Nuevos Soles–-	4,790	1,254	1,254	3,114	815	815
United States Dolar–- Euro	1	1	1	—	—	—
United States Dolar–-	7	146	7	—	—	—
Chilean Pesos – Euro	5	4	5	—	—	—
USD-GBP	13,095	327	327	—	—	—
UYU-USD	577	1	1	—	—	—

2022	Sensitivity analysis					
Functional currency–- financial asset/liability currency	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro–- Colombian Pesos	10 %	4,617.5	782	89	—	—
Euro–- Dirham Moroccan	10 %	10.4	674	72	—	—
Euro–- Peruvian Nuevos	10 %	3.7	517	54	—	—
Euro–- USD	10 %	1.0	1,564	162	—	—
Chilean Pesos – USD	10 %	—	306,346	36	25,339	(3)
Mexican Pesos – USD	10 %	0.1	61,588	316	—	—
Brazilian Reais – USD	10 %	0.2	—	—	—	—
Guatemalan Quetzal – USD	10 %	0.1	2,615	33	—	—
Colombian Pesos – USD	10 %	—	94,385	2	11,772,216	(245)
Peruvian Nuevos Soles–-	10 %	0.2	5,323	139	3,460	(91)
United States Dolar–- Euro	10 %	0.8	1	—	—	—
United States Dolar–- MXN	10 %	17.5	8	1	—	—
Chilean Pesos – Euro	10 %	0.7	5	1	—	—
USD-GBP	10 %	—	14,550	1,455	—	—
UYU-USD	10 %	—	641	—	—	—

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

b) Credit risk

The Atento Group seeks to conduct all its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts (see Note 13). Accordingly, the Atento Group's commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group's various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by our Corporate Treasury policy based on the conditions prevailing in the markets and the countries where Atento operates. The Corporate Treasury policy establishes: (i) the maximum amounts to be invested per

counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

As of December 31, 2022, the Company presented negative shareholder equity amounting to $348.9 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the interest of debt paid during the year $82.0 million substantial share of the Company´s financial cost is mainly influenced to the Brazilian risk-free interest rate ("selic") which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The challenges related to the sector in which the group operates; disruption from technology adoption, inflationary cost pressures; the post-pandemic macroeconomic challenging situation and reputational damage after the cyberattack occurred in 2021 led the Company to a higher pressure and an increased risk of cash short falls beginning 2023.

In the first half of 2023, the Company faced a series of concerning events indicating significant doubts about the Company's ability to continue operating, including:

I. Fitch Ratings downgraded Atento Luxco 1 S.A.'s Long-Term Foreign Currency Issuer Default Rating from 'B+' to 'B-'. Additionally, Atento's USD 500 million senior secured notes due 2026 were downgraded to 'B-'/'RR4' from 'B+'/'RR4', and Atento Brasil S.A.'s long-term National Scale Rating was lowered to 'B(bra)' from 'A-(bra)'.

II. The Company's level of indebtedness and debt commitments, including a $70 million loans and borrowings due in 2023 and payments related to Senior Secured Notes interest and coupon-only cross-currency swaps amounting to a total of $49 million in February and $46 million in August.

III. Atento's available credit facilities with financial institutions were restricted in 2023 due to rating downgrades and the Company's financial health.

IV. Atento encountered a decline in cash and cash equivalents, resulting in postponed payments to specific supplier groups and tax obligations owed to tax authorities.

V. Operational performance declined, especially due to reduced volumes resulting from the termination of low-margin contracts, currency devaluation in emerging markets, and implementation delays with new clients, impacting new-year projections.

VI. Certain covenants were breached: (a) failure to provide certain financial reporting on a timely basis, (b) non-payment of a loan outstanding under the Company's revolving credit facility agreement dated 23 December 2021, (c) failure to comply with certain cost reimbursement requirements, and (d) non-compliance with a cash variance covenant applicable to certain debt instruments. Company's noteholders have been notified of such defaults and have expressly undertaken under the "RSA" not to take any enforcement action against the Group for such defaults and have not indicated to the Company an intention to exercise their termination rights.

Given the context mentioned above, Atento experienced liquidity stress due to the consumption of cash and equivalents. As a result, the Company entered into a Restructuring Plan (see note 2).

d) External risk

We were the target of a cybersecurity incident which disrupted our systems

On October 17, 2021, Atento suffered a cyberattack. The Company detected the attempted cyberattack on our IT systems in Brazil and, in order to avoid risks to the group's customers, we began the process of isolating and suspending customers' access to Atento's systems in Brazil. Contingency operational solutions were implemented to avoid any compromises to customers' data and to

minimize the impacts of the operations' suspension. Services were carefully restored over the subsequent two weeks, with server cleaning at all company sites and operations in Brazil.

Atento was significantly impacted by the cyberattack. Despite not having made payments of ransom, Atento Brasil incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes.

As part of the established procedures to monitor subsequent impact related to the cyberattack, the Company did not incur in any relevant agreement termination with our customers and is not aware of customers judicial disputes or judicial notification ongoing. All financial effects of the cyberattack were presented within its financial statements dated December 31, 2021. Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients.

In the first quarter of 2022, Atento has completed the compensation process related to an insurance policy of cyberattacks by $10.0 million. No other effect on financial statement was identified in 2022 in relation to the cybersecurity incident occurred in 2021.

4.2 Capital Management

The Atento Group's Finance Department, which oversees the capital management, takes various factors into consideration when determining the Group's capital structure. The Atento Group's capital management goal is to determine the financial resources necessary to continue its recurring activities, as going concern.

As described above the Company presented a negative shareholder equity and a relevant high financial leverage. The current restructuring plan (see note 2) is seeking to avoid the Company entering into insolvent liquidation in the future; stabilize the group, right-size and deleverage company´s debt; return to a sustainable financial health and additional equity financing.

Net debt with third parties on December 31, 2021, and 2022 is as follows:

	Thousands of U.S. dollars	
	2021	2022
Senior Secured Notes (Note 17)	503,945	505,817
Super Senior Credit Facility (Note 17)	25,027	44,050
Bank borrowings (Note 17)	33,475	66,943
Lease liabilities (Note 17)	155,832	126,559
Less: Cash and cash equivalents (Note 15)	(128,824)	(82,927)
Net debt with third parties	**589,455**	**660,442**

5) SIGNIFICANT ACQUISITION OR DISPOSAL

For the year of 2021 and 2022 Company has not entered in any agreement for significant acquisition or disposal of any group´s entity.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets on December 31, 2021, and 2022 and respective changes in the year:

	Balance on December 31, 2020	Additions	Disposals	Transfers	Translation Differences	Hyperinflation Adjustments	Balance on December 31, 2021
Cost							
Development	3,101	551	(94)	(1,216)	(260)	269	2,351
Customer base	243,341	—	(30)	21,534	(17,886)	2,122	249,081
Software	188,117	62,137	(11,249)	1,413	(12,138)	2,726	231,006
Other intangible assets	56,958	—	(1,873)	(21,508)	(3,206)	266	30,637
Work in progress	75	394	(29)	(223)	(6)	—	211
Total cost	**491,592**	**63,082**	**(13,275)**	—	**(33,496)**	**5,383**	**513,286**
Accumulated							
Development	(1,335)	(161)	94	—	216	(267)	(1,453)
Customer base	(172,005)	(21,970)	30	(14,315)	11,672	(770)	(197,358)
Software	(140,858)	(36,529)	11,249	44	10,259	(1,445)	(157,280)
Other intangible assets	(45,715)	(1,409)	1,873	14,271	2,045	(266)	(29,201)
Total accumulated amortization	**(359,913)**	**(60,069)**	**13,246**	—	**24,192**	**(2,748)**	**(385,292)**
Impairment	(25,037)	—	—	—	1,929	—	(23,108)
Net intangible assets	**106,642**	**3,013**	**(29)**	—	**(7,375)**	**2,635**	**104,886**

Thousands of U.S. dollars

	Balance on December 31, 2021	Additions	Disposals (¹)	Transfers	Reclassifications Between Intangible and PP&E	Translation Differences	Hyperinflation Adjustments	Balance on December 31, 2022
Cost								
Development	2,351	642	(1,311)	—	—	(457)	250	1,475
Customer base	249,081	—	—			(251)	—	248,830
Software	231,006	14,592	(2,179)	—	—	5,135	5,750	254,305
Other intangible assets	30,637	—	(14,421)	—	—	(1,662)	—	14,552
Work in progress	211		(213)	—	—	2	—	—
Total cost	**513,286**	**15,234**	**(18,124)**	—	—	**2,766**	**6,000**	**519,162**
Accumulated amortization								
Development	(1,453)	(14)	1,325	—	—	390	(248)	—
Customer base	(197,358)	(12,954)	—	—	—	(325)	—	(210,637)
Software	(157,280)	(36,009)	2,179	—	—	(2,877)	(3,415)	(197,402)
Other intangible assets	(29,201)	(58)	13,883	—	—	835	—	(14,541)
Total accumulated amortization	**(385,292)**	**(49,035)**	**17,387**	—	—	**(1,977)**	**(3,663)**	**(422,580)**
Impairment	(23,108)	(2,879)	—	—	—	1,347	—	(24,640)
Net intangible assets	**104,886**	**(36,680)**	**(737)**	—	—	**2,136**	**2,337**	**71,942**

(1) For December 31, 2022, the higher amount of disposal is mainly composed of the effect coming from the implementation of the new ERP system, in which the assets were considered in the residual value (net of amortization) without modification in the years of useful life of the assets. This effect coming from the implementation of the new ERP system did not impact the income statement and cash flow statement, only balance sheet effect.

“Customer base” represents the fair value of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions.

In terms of geographic distribution, in 2022 the customer base corresponds to businesses in Brazil (70,634 thousand U.S. dollars), Spain (47,080 thousand U.S. dollars) net of impairment, Mexico (48,646 thousand U.S. dollars), Peru (13,841 thousand U.S. dollars), Colombia (2,098 thousand U.S. dollars), Chile (7,236 thousand U.S. dollars) and Argentina and Uruguay (4,232 thousand U.S. dollars) net of impairment.

For December 31, 2022, and 2021 based on Company´s evaluation there are no internal or external factor that could indicate an impairment of Intangible assets except by the impairment of assets (including intangible assets) for Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country as showed in the table above.

7) GOODWILL

Goodwill was generated on December 1, 2012, from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A when we were acquired by funds affiliated with Bain Capital.

On December 30, 2014, Atento Brazil generated a goodwill from the acquisition of CBCC and on September 2, 2016, a goodwill from the acquisition of R Brasil in the amount of 15,214 thousand U.S. dollars and on June 9, 2017 from the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars

The result of the impairment test performed for the year ended December 31, 2022, was an impairment charge of $12,8 million of the Goodwill related to Brazil and Peru subsidiaries.

The breakdown and changes in goodwill in 2021 and 2022 are as follow:

	12/31/2020	Hyperinflation	Translation Differences	Impairment	12/31/2021	Translation Differences	Impairment	12/31/2022
Peru	27,103	—	(2,529)	—	24,574	1,145	(5,140)	20,579
Chile	16,245	—	(2,656)	—	13,589	(146)	—	13,443
Colombia	5,463	—	(753)	—	4,710	(812)	—	3,898
Mexico	1,820	—	(50)	—	1,770	91	—	1,861
Brazil	50,790	—	(3,492)	—	47,298	3,289	(7,705)	42,882
Argentina	1,593	656	(288)	(1,961)	—	—	—	—
Total	**103,014**	**656**	**(9,768)**	**(1,961)**	**91,941**	**3,567**	**(12,845)**	**82,663**

8) IMPAIRMENT OF ASSETS

The Atento Group carries out its goodwill impairment tests to all CGUs using the various cash-generating units’ five-year strategic plans and budgets. The five-year plan used as the basis for the impairment test was approved by the board of directors as of December 31, 2022.

Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming growth to be constant from the fifth year onwards. Estimated cash flow determined in this manner is discounted using the weighted average cost of capital (WACC) applicable to that CGU.

Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC considers both debt and equity.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

On December 31, 2022, the tests conducted identified the need of impairment in the value of goodwill of Brazil subsidiary and Peru, since the related recoverable amounts calculated using value in use for this specific CGU was lower than the carrying amount, resulting in the write-off of 2022 Goodwill, by 12.8 thousand U.S. dollars. In Argentina, the deterioration of the economic situation and high discount rates, made discounted cash flow of the operations not enough to cover its asset base, resulting in the write-off of Argentinian 2022 remaining net assets, by 5.0 thousand U.S. dollars. In all other CGU, the recoverable amounts calculated using value in use were higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used (1 p.p. increase in WACC or 1 p.p. decrease in EBITDA Margin or 1 p.p. decrease in Revenue growth).

The calculation of values in use for the CGUs is most sensitive to the revenues, EBITDA and discount rates assumptions.

The CGUs revenues projection has a variation based on management expectations growth plus inflation and the EBITDA margin variability between 2023 and 2027 for each CGU goes from -1.4p.p. to +6.0p.p. This means that no CGU presented an EBITDA variation between 2023 and 2027 higher than +6.0p.p., or lower than-1.4 p.p.

The post-tax discount rates, which factor in country and business risks, and the projected terminal growth rates were as follows:

	Post-Tax Discount Rate							
	Atento Brasil	**R Brasil**	**Interfile**	**Mexico**	**Colombia**	**Peru**	**Chile**	**Argentina**
December 2021	13.36 %	13.36 %	13.36 %	11.44 %	11.10 %	9.11 %	10.27 %	58.70 %
December 2022	14.17 %	14.17 %	14.17 %	13.07 %	14.39 %	11.30 %	12.04 %	87.54 %

	Terminal Growth Rate							
	Atento Brasil	**R Brasil**	**Interfile**	**Mexico**	**Colombia**	**Peru**	**Chile**	**Argentina**
December 2021	5.57 %	5.57 %	5.57 %	5.78 %	6.55 %	1.94 %	1.88 %	39.35 %
December 2022	4.68 %	4.68 %	4.68 %	4.75 %	5.84 %	0.00 %	0.00 %	68.77 %

The carrying amounts per CGUs were as follow:

	Carrying Amount							
Thousand U.S dollars	**Atento Brasil**	**R Brasil**	**Interfile**	**Mexico**	**Colombia**	**Peru**	**Chile**	**Argentina**
December 2021	147,633	7,469	15,021	66,691	26,783	39,211	21,743	907
December 2022	192,268	4,452	9,870	25,076	20,201	35,536	16,965	—

In the event of a 1% increase in the discount rate (WACC) used to calculate the recoverable amount of the above-mentioned CGUs in each country, with the other variables remaining unchanged, with the exception of Argentina as explained above, the recoverable amount would still be higher than the corresponding carrying amount. As an additional sensitivity analysis, assuming that there is a fall in demand or an increase in costs and, as such, results before amortization/depreciation, finance cost and taxes margin, with all other variables remaining unchanged, results in a EBITDA (used for estimating cash flow) with a margin drop of 1%, the recoverable amount from each cash generating unit, with exception of Argentina, would continue to be higher than its corresponding carrying amount.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars						
	Balance on December 31, 2020	Additions	Disposals	Transfers	Translation Differences	Hyperinflation Adjustments	Balance on December 31, 2021
Cost							
Buildings	15,824	147	—	(5,803)	(1,321)	—	8,847
Plant and machinery	4,519	40	(234)	(954)	(88)	32	3,315
Furniture, tools and other	315,448	12,161	(5,056)	14,122	(10,559)	8,182	334,298
PP&E under construction	14,070	8,783	—	(7,365)	(7,855)	—	7,633
Total cost	**349,861**	**21,131**	**(5,290)**	—	**(19,823)**	**8,214**	**354,093**
Accumulated depreciation							
Buildings	(4,586)	(198)	—	—	275	—	(4,509)
Plant and machinery	(8,265)	(331)	234	—	5,215	(18)	(3,165)
Furniture, tools and other tangible assets	(246,122)	(23,122)	5,056	—	6,857	(7,693)	(265,024)
Total accumulated depreciation	**(258,973)**	**(23,651)**	**5,290**	—	**12,347**	**(7,711)**	**(272,698)**
Property, plant and equipment	**90,888**	**(2,520)**	—	—	**(7,476)**	**503**	**81,395**

	Thousands of U.S. dollars						
	Balance on December 31, 2021	Additions	Disposals (1)	Transfers	Translation Differences	Hyperinflation Adjustments	Balance on December 31, 2022
Cost							
Buildings	8,847	—	—	—	(11)	—	8,836
Plant and machinery	3,315	—	(1,622)	—	(1,693)	—	—
Furniture, tools and other intangibles	334,298	3,450	(10,412)	4,329	18,878	10,424	360,967
PP&E under construction	7,633	1,580	(207)	(4,329)	214	—	4,891
Total cost	**354,093**	**5,030**	**(12,241)**	—	**17.388**	**10,424**	**374,694**
Accumulated depreciation							
Buildings	(4,509)	(470)	—	—	(82)	—	(5,061)
Plant and machinery	(3,165)	(6)	1,626	248	1,297	—	—
Furniture, tools and other intangibles	(265,024)	(24,262)	10,636	(248)	(11,477)	(9,985)	(300,360)
Total accumulated depreciation	**(272,698)**	**(24,738)**	**12,262**	—	**10,262**	**(9,985)**	**(305,421)**
Impairment	—	(811)	—	—	(21)	—	(832)
Property, plant and equipment	**81,395**	**(20,520)**	**21**	—	**7,105**	**439**	**68,441**

(1) For December 31, 2022, the higher amount of disposal is mainly composed of the effect coming from the implementation of the new ERP system, in which the assets were considered in the residual value (net of depreciation) without modification in the years of useful life of the assets. This effect coming from the implementation of the new ERP system did not impact the income statement and cash flow statement, only balance sheet effect.

For December 31, 2022, based on Company´s evaluation there are no internal or external factor that could indicate an impairment of property, plant and equipment and no impairment was recognized on items of property, plant and equipment in 2021 and 2022 except by the impairment of assets (including property, plant and equipment) for Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country as showed in the table above.

10) RIGHT-OF-USE ASSETS

The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars Net carrying amount of asset	
	2021	2022
Tools and other tangible assets	14,384	8,261
Buildings	128,321	98,252
Total	**142,705**	**106,513**

Leases are shown as follows in the balance sheet as of December 31, 2021, and 2022:

Assets	December 31, 2020	Additions/ (Disposals) (1)	Translation Difference	December 31, 2021
Right-of-use assets	237,651	18,852	(22,669)	233,833
(-) Accumulated depreciation	(99,809)	(2,562)	11,243	(91,128)
	137,842	**16,290**	**(11,426)**	**142,705**

Assets	December 31, 2021	Additions/ (Disposals) (1)	Translation Difference	December 31, 2022
Right-of-use assets	233,833	(62.840)	1,923	172,916
(-) Accumulated depreciation	(91,128)	24,488	237	(66,403)
	142,705	**(38,352)**	**2,160**	**106,513**

(1) For December 31, 2021 the variation of accumulated depreciation includes the effect of $48,293 million related to the lease amortization and the write-off of leases fully amortized by $45,731 million between cost and depreciation. For December 31, 2022 the variation of accumulated depreciation includes the effect of $47,481 million related to the lease amortization and the write-off of leases fully amortized by $71,969 million between cost and depreciation.

At the end of the fiscal year on December 31, 2022, the Company engaged in multiple lease agreement renewals and renegotiations. Furthermore, as part of the Company's operational restructuring strategy, it initiated actions to enhance efficiency and synergy. This included the closure of five service delivery centers, primarily located in Brazil and the Americas.

11) FINANCIAL ASSETS

As of December 31, 2022, and 2021, all the financial assets of the Company are classified as amortized cost except for the derivative financial instruments that are classified as financial assets at fair value.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2022, Atento Teleservicios España S.A, Atento Brasil S.A., Atento Colombia, Atento Chile and Atento Perus have entered into factoring agreements without recourse, anticipating an amount of 238,234 thousand U.S. dollars (168,822 thousand U.S dollars for December 31, 2021), receiving cash net of discount, the related trade receivables were derecognized, and interest expenses was recognized in the statement of operations.

12) OTHER ASSETS

Details of other assets on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	2022
Other non-current receivables	6,828	5,278
Non-current guarantees and deposits (*)	28,779	21,405
Total non-current	**35,607**	**26,683**
Current guarantees and deposits	744	1,696
Total current	**744**	**1,696**
Total	**36,351**	**28,379**

(*) "Non-current guarantees and deposits" as of December 31, 2021, and 2022 comprise cash deposit made in connection with judicial or administrative proceeding against any entity of the Group.

13) TRADE AND OTHER RECEIVABLES

The breakdown of "Trade and other receivables" on December 31, 2021, and 2022 is as follow:

	Thousands of U.S. dollars	
	2021	2022
Non-current trade receivables	3,466	757
Other non-financial assets (*)	16,336	19,700
Non-current Prepayments	2,438	1,114
Total non-current	**22,240**	**21,571**
Current trade receivables billed	134,652	150,409
Current trade receivables unbilled	148,055	136,747
Other receivables	756	2,993
Prepayments	7,275	12,250
Personnel	4,571	5,984
Total current	**295,309**	**308,383**
Total	**317,549**	**329,954**

(*) "Other non-financial assets" as of December 31, 2021, and 2022 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

For allowances on trade receivables the Company has established a matrix of provisions that is based on its historical experience of credit losses adjusted for prospective factors specific to debtors and the environment. In the last two years the losses incurred by allowances were immaterial. The customer portfolio of the Company is composed of low credit risk exposure. The provision of the expected credit losses over the contractual life is already recorded.

	Thousands of U.S. dollars	
	2021	**2022**
Trade receivables	288,730	290,851
Allowances of trade receivables	(2,556)	(2,939)
Trade receivables, net	**286,174**	**287,913**

Changes in allowances of trade receivables in 2021 and 2022 were as follow:

	Thousands of U.S. dollars	
	2021	**2022**
Opening balance	(3,571)	(2,556)
Allowance of trade receivables	(1,563)	(563)
Reversal	1,859	49
Use of provision	473	118
Translation differences	246	13
Total	**(2,556)**	**(2,939)**

The Atento Group's maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars			
	2021		**2022**	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Cross currency swaps	15,992	(55,948)	—	(127,707)
Total	**15,992**	**(55,948)**	—	**(127,707)**
Current portion	**3,235**	**(29,646)**	—	**51,389**
Non-current portion	**12,757**	**(26,302)**	—	**76,318**

Atento Luxco1 entered into Cross-Currency Swaps to reduce its foreign exchange risk, since it generates cashflow in local currencies. With these instruments, the Company ensures that its cashflow in local currencies is hedged into a fixed dollar amount, the currency used to pay debt obligations, therefore reducing foreign exchange risks.

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In February 2021, in connection with the new 8.000% Senior Secured Notes due 2026, Atento Luxco 1 S.A. entered into new Cross-Currency Swaps related to exchange rate risk between U.S. dollars and Euro (EUR), Brazilian Reais (BRL) and Peruvian Soles (PEN).

The Company is hedging the risk of changes in the USD equivalent value of a portion of its net investment in its consolidated Subsidiaries attributable to changes in the USD-subsidiary currency between the designation date and maturity date of the Hedging Instrument.

All previous (coupon-only) cross-currency swaps with maturity in August 2022 were terminated in March 2021.

On January 04, 2022, Atento Luxco 1 S.A. unwound the 80.0 million U.S dollars principal exchange in the USD/BRL cross-currency swap entered with Morgan Stanley on February 26, 2021. The resulting cross-currency swap with Morgan Stanley is now coupon-only and the BRL pay leg rate was reduced from 182.0% to 142.25% of the CDI (Brazilian Interbank Market Rate).

On March 23, 2022, Atento Luxco 1 S.A. unwound the full EUR/USD cross-currency swap entered with Nomura on February 25, 2021. The resulting fair value of 4,130 thousand U.S. dollars was credited on March 25, 2022.

On July 27, 2022, Atento Luxco 1 S.A. unwound the full PEN/USD cross-currency swap entered with Morgan Stanley on March 10, 2021. The proceeds were used to decrease the % CDI with Morgan Stanley BRL swap. The floating leg was reduced from 142.25% to 133.45% CDI (Brazilian Interbank Market Rate).

On June 6, 2023, Atento Luxco 1, S.A. announced the unwinding of its remaining cross-currency interest rate swap agreements (refer to note 32 – subsequent events).

On December 31, 2021, and 2022, details of cross-currency swaps that do not qualify for hedge accounting and cross-currency swaps designated as net investment hedges were as follows:

2021 Derivative's Operation Results

Bank	Maturity	Purchase Currency	Selling Currency	Notional (thousands)	Fair Value Assets	Fair Value Liability	Other Comprehensive Income	Change in OCI	Statements of Operations - Change in Fair Value
Nomura International plc	Feb-26	EUR	USD	61,526	4,652	—	(3,698)	3,699	(1,154)
Nomura International plc	Feb-26	USD	BRL	326,450	356	(8,124)	(192)	192	7,509
Morgan Stanley	Feb-26	USD	BRL	631,350	811	(16,936)	3,464	(3,464)	11,561
Morgan Stanley	Feb-26	USD	PEN	277,050	8,805	(463)	(6,390)	6,390	(1,780)
Goldman Sachs International	Feb-26	USD	BRL	1,301,000	1,368	(30,426)	480	(480)	26,198
Nomura International	Aug-22	EUR	USD	34,109	—	—	(481)	27	—
Goldman Sachs	Aug-22	MXN	USD	1,065,060	—	—	(128)	169	(48)
Goldman Sachs	Aug-22	PEN	USD	194,460	—	—	(475)	136	—
Goldman Sachs	Aug-22	BRL	USD	754,440	—	—	(7,007)	840	(2)
Morgan Stanley	Aug-22	USD	BRL	308,584	—	—	(2,987)	398	—
Morgan Stanley	Aug-22	USD	PEN	66,000	—	—	(158)	43	—
Goldman Sachs	Aug-22	USD	MXN	1,065,060	—	—	2,229	—	—
Goldman Sachs	Aug-22	USD	PEN	194,460	—	—	2,965	—	—
Total Active Contracts					**15,992**	**(55,949)**	**(6,336)**	**6,337**	**42,334**
Effect of derivatives terminated in 2021					—	—	**(6,042)**	**1,613**	**(50)**
Effect on OCI of derivatives terminated prior to 1 January					—	—	**(7,467)**	—	—
Total					**15,992**	**(55,949)**	**(19,845)**	**7,950**	**42,284**

2022 Derivative's Operation Results

Bank	Maturit y	Purchase Currency	Selling Currency	Notional (thousands)	Fair Value Assets	Fair Value Liability	Other Comprehensive Income	Change in OCI	Statements of Operations - Change in Fair Value
Nomura International plc	Feb-26	EUR	USD	61,526	—	—	(3,585)	112	(1,119)
Nomura International plc	Feb-26	USD	BRL	326,450	—	(22,825)	3,253	3,445	24,444
Morgan Stanley	Feb-26	USD	BRL	651,350	—	(24,605)	3,464	—	30,383
Morgan Stanley	Feb-26	USD	PEN	277,050	—	(59,449)	(3,683)	2,707	(836)
Goldman Sachs International	Feb-26	USD	BRL	1,301,000	—	(20,827)	10,687	10,207	48,157
Total Active Contracts					—	**(127,707)**	**10,135**	**16,471**	**101,030**
Effect on OCI of derivatives terminated in 2022					—	—	—	—	**(5,339)**
Effect of derivatives terminated prior to 1					—	—	**(13,509)**	—	—
Total					—	**(127,707)**	**(3,374)**	**16,471**	**95,691**

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in Statement of loss. Effective January 1, 2019, the intercompany debt was reclassified as "permanent in equity" (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity's net investment in that foreign operation) and, as a consequence, the changes arising from the exchange rate are recorded in other comprehensive income and on January 1, 2020 Atento decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as "permanent in equity", with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. The effects of these transactions are presented in "Consolidated Statement of Comprehensive Income".

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

Summary of outstanding derivatives as of December 31, 2022, are as follows:

Counterparty	Product	Receive/Pay Currency	Coupon (*) Notional Recei	Coupon (*) Notional Pay	Receive Rate	Pay Rate	USD Principal
Goldman Sachs	Cross Currency	USD/USD	200,000,00	200,000,00	8.00%	6M Libor +	150,000,000
		USD/BRL	200,000,00	1,101,000,0	6M Libor +	175.91% of	
Morgan Stanley	Cross Currency	USD/USD	100,000,00	100,000,00	8.00%	6M Libor +	80,000,000
		USD/BRL	100,000,00	551,350,00	6M Libor +	133.45% of	
Nomura	Cross Currency	USD/USD	50,000,00	50,000,00	8.00%	6M Libor +	50,000,000
		USD/BRL	50,000,00	276,450,00	6M Libor +	188.80% of	

(*) Coupons settle every February/August 3rd until 2026.

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars	
	2021	2022
Cash at bank and in hand	93,464	46,130
Short-term financial investments (*)	35,360	36,797
Total	**128,824**	**82,927**

(*) "Short-term financial investments" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days from acquisition date and can be converted into cash immediately and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2021, and 2022 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value.

The payments schedule for other financial liabilities, trade and other payables and liabilities on December 31, 2021, and 2022, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as on December 31, 2021, and 2022 are as follow:

2021

	Thousands of U.S. dollars						
	Maturity (years)						
	2022	2023	2024	2025	2026	More than 5 years	Total
Senior Secured Notes	40,000	40,000	40,000	40,000	520,000	—	680,000
Lease liabilities	46,851	43,596	30,014	19,194	12,694	12,082	164,431
Bank borrowings	58,144	358	—	—	—	—	58,502
Trade and other payables	169,882	18,654	—	—	—	—	188,536
Total financial liabilities	**314,877**	**102,608**	**70,014**	**59,194**	**532,694**	**12,082**	**1,091,469**

2022

	Thousands of U.S. dollars						
	Maturity (years)						
	2023	2024	2025	2026	2027	More than 5 years	Total
Senior Secured Notes	40,000	40,000	40,000	520,000	—	—	640,000
Lease liabilities	42,186	31,347	22,469	15,864	9,593	5,100	126,559
Bank borrowings	66,943	—	—	—	—	—	66,943
Trade and other payables	191,134	7,950	—	—	—	—	199,084
Total financial liabilities	**340,263**	**79,297**	**62,469**	**535,864**	**9,593**	**5,100**	**1,032,586**

17) LOANS AND BORROWINGS

Details of loans and borrowings on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	2022
Senior Secured Notes	488,389	490,262
Bank borrowing	358	—
Lease liabilities	110,515	85,216
Total non-current	**599,262**	**575,478**
Senior Secured Notes	15,556	15,556
Super Senior Credit Facility	25,027	44,050
Bank borrowing	33,117	66,943
Lease liabilities	45,317	41,343
Total current	**119,017**	**167,891**
TOTAL LOANS AND BORROWINGS	**718,279**	**743,369**

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A. closed an offering of $400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes were due in August 2022 and were guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The issuance costs of $11,979,000 related to this issuance were recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A. closed an offering of an additional $100.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which Atento Luxco 1 S.A. issued its 6.125% Senior Secured Notes due 2022 (the "Initial Notes"). The Additional Notes and the Initial Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that governed the Initial Notes and the Additional Notes.

On February 10, 2021, Atento Luxco 1 S.A. closed an offering of $500.0 million aggregate principal amount of 8.000% Senior Secured Notes due, 2026 in a private placement transaction. Atento Luxco 1 used the net proceeds, together with cash on hand, to refinance the 6.125% Senior Secured Notes due 2022. All interest payments are made on a half-yearly basis in February and August.

On February 17, 2021, Atento Luxco 1 S.A. completed a cash tender offer for an aggregate principal amount of $275,815,000 of its 6.125% Senior Secured Notes due 2022. The notes were purchased at a price equal to $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, which excluded accrued interest and additional amounts payable on the notes accepted for purchase and included an early tender payment of $30.0 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022.

On February 18, 2021, Atento Luxco 1 S.A. redeemed the remaining aggregate principal amount of $224,185,000 of its 6.125% Senior Secured Notes due 2022. The redemption price of the notes was $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, plus accrued and unpaid interest and additional amounts on the principal amount of 6.125% Senior Secured Notes due 2022, which totaled to $1,016.67 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022.

With these transactions, the Company completed the refinancing of all $500.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022.

The fair value of the 8.00% Senior Secured Notes due 2026 classified as fair value hierarchy level 1, calculated based on their quoted price on December 31, 2022, is $282.449.000 ($536,8 million on December 31, 2021). In 2022, the Company has identified a significant decrease on the liability related to Senior Secure Notes due 2026 due price quotations varied substantially taking into account data about credit and other non-performance risk.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars					
		2021			2022		
Maturity	**Currency**	**Principal**	**Accrued Interests**	**Total Debt**	**Principal**	**Accrued Interests**	**Total Debt**
2022	U.S. dollar	488,389	15,556	503,945	490,262	15,556	505,818

Super Senior Credit Facility

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the "Super Senior Revolving Credit Facility") which provides borrowings capacity of up to 50,000 thousand U.S. dollars. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility. On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the "SSRCFA") with the Inter-American Investment Corporation (IDB Invest) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%. The Super Senior Credit Facility was guaranteed by certain of Atento's wholly owned subsidiaries on a joint.

On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars from the new Super Senior Revolving Credit Facility Agreement (SSRCFA) with IDB Invest, maturing on January 22, 2023

Bank borrowings

The follow table presents the main transaction relates to bank borrowings:

Description	**Currency**	**Signed Date**	**Maturity**	**Interest rate**	**As of December 31, 2022 USD**
Santander	PEN	December 2022	January 2023	13%	785
Bancolombia	COP	December 2022	December 2023	IBR + 7,71%	2,079
Banco Agricola	USD	October 2022	April 2023	7%	600
Banco Agricola	USD	October 2022	April 2023	7%	100
Banco de America Central	USD	November 2022	November 2023	8%	1,000
ABC Brasil	BRL	October 2020	February 2023	CDI + 3,07%	10,144
ABC Brasil	BRL	June 2022	June 2023	CDI + 2,50%	6,782
Banco do Brasil	BRL	November 2022	November 2023	CDI + 2,80%	4,710
Bradesco	BRL	November 2022	November 2023	CDI + 2,33%	7,915
DLL	BRL	July 2020	June 2023	9%	384
Daycoval	BRL	December 2022	January 2023	18%	32,444
				Total Debt	**66,943**

At the date of this report, the Company have been discussing within financial institution to renewal the debts with third parties outstanding to distress the cash flow from financial activities disbursement in the year of 2023. As results company agreed the follow without any anticipated disbursement or changes in the interest rate and conditions:

Description	Currency	New Maturity
ABC Brasil	BRL	August 2024
Banco do Brasil	BRL	January 2024
Bradesco	BRL	January 2024
Daycoval	BRL	August 2024

Lease liablities

We perform our business within service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2022. Our lease agreements are generally long-term, between one to fifteen years, some of which provide for extensions.

The follow table presents the variation of financial lease for 2021 and 2022:

Liabilities	**December 31, 2020**	**Additions**	**Payments**	**Interest accrued**	**Interest paid**	**Transfer**	**Translation difference**	**December 31, 2021**
Current liabilities	53,184	7,730	(45,617)	13,654	(961)	13,605	3,482	45,077
Non-current liabilities	99,515	47,624	—	—	—	(13,605)	(22,779)	110,755
	152,699	**55,354**	**(45,617)**	**13,654**	**(961)**	—	**(19,297)**	**155,832**

Liabilities	**December 31, 2021**	**Additions/ Termination (*)**	**Payments**	**Interest accrued**	**Interest paid**	**Transfer**	**Translation difference**	**December 31, 2022**
Current liabilities	45,077	4,390	(49,323)	14,463	(1,143)	31,924	(4,407)	41,341
Non-current liabilities	110,755	4,514	—	—	—	(31,924)	1,873	85,218
	155,832	**8,904**	**(49,323)**	**14,463**	**(1,143)**	—	**(2,175)**	**126,559**

(*) For the year end of December 31, 2022, company has entered in several renewals and renegotiation of lease agreements in force, in addition the Company due e strategy of the Company for an operational restructuring based on the recent actions to improve and gain efficiency and synergy on the operation shutdown of 5 service delivery centers mainly in Brazil and América.

The future lease liabilities payments are as follows:

	2023	**2024**	**2025**	**2026**	**2027**	**Others**	**Total**
Lease liabilities payments	53,468	39,307	27,386	18,498	10,405	3,642	**152,706**

Financing activities

See below the changes in loans and borrowings arising from financing activities for 2021 and 2022:

	Thousands of U.S. dollars							
2021	**December 31, 2020**	**New borrowing**	**Amortization**	**Interest accrued**	**Interest paid**	**Amortization (addition) fees**	**Translation differences**	**December 31, 2021**
SS Notes 2022(*)	505,611	—	(500,000)	4,084	(15,993)	6,298	—	—
SS Notes 2026	—	500,000	—	35,555	(20,000)	(11,610)	—	503,945
SS Credit Facility	30,038	—	(5,000)	1,281	(1,292)	—	—	25,027
Other borrowings	39,475	11,122	(11,776)	1,825	(1,876)	—	(5,295)	33,475
Total	**575,124**	**511,122**	**(516,776)**	**42,745**	**(39,161)**	**(5,312)**	**(5,295)**	**562,447**

2022	December 31, 2021	New borrowing	Amortization	Interest accrued	Interest paid	Amortization (addition) fees	Translation differences	December 31, 2022
	Thousands of U.S. dollars							
SS Notes 2026	503,945	—	—	40,000	(40,000)	1,873	—	505,818
SS Credit Facility	25,027	43,000	(25,027)	1,992	(942)	—	—	44,050
Other borrowings	33,475	35,995	(3,999)	6,243	(5,503)	—	732	66,943
Total	**562,447**	**78,995**	**(29,026)**	**48,235**	**(46,445)**	**1,873**	**732**	**616,811**

(*) Senior secured notes 2022 were fully amortized in February 2021 for $500 million and a premium paid of $7,650 million.

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars 2021	2022
Other payables (*)	17,929	7,950
Suppliers	725	—
Total non-current non-trade payables	**18,654**	**7,950**
Suppliers	85,274	97,167
Total current trade payables	**85,274**	**97,167**
Suppliers of fixed assets	17,244	18,939
Personnel	58,821	55,401
Other payables (*)	11,425	19,556
Advances from customers	1,187	71
Total current other non-trade payables	**88,677**	**93,967**
Total current	**173,951**	**191,134**
Total	**192,605**	**199,084**

(*) Other payables increase for 2021 main refers to acquisition of Microsoft Licenses related too Office Resources and Server and Cloud Enrollment maturity in three years and for 2022 main refers to acquisition of licenses to support our customer relationship management operation for our delivery centers.

The carrying amount of trade and other non-trade payables is similar to the fair value.

19) EQUITY

Share capital

As of December 31, 2022, share capital was 49 thousand U.S. dollars, equivalent to 35 thousand of euros (49 thousand of U.S. dollars, equivalent to 34 thousand of euros as of December 31, 2021), divided into 15,451,667 shares (15,000,000 shares on December 31, 2021). The new shares without nominal value to employees each having an implied par value of USD 0.002 increasing from 48 thousand of U.S. dollars to 49 thousand of U.S dollars.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,842 thousand of U.S. dollars.

On January 4, 2021, the Company vested the total of 109,999 TRSUs, issued by treasury shares and on August 3, 2021, the Company vested the total of 493,871 SOPs, being exercised 92,065 SOPs, issued by treasury shares, with a total impact in share premium of 3,440 thousand of U.S. dollars.

On January 4, 2022, the Company vested the total of 451,667 TRSUs with a total impact in share premium of 1,100 thousand of U.S. dollars.

Treasury shares

In 2021, Atento S.A. repurchased 43,078 shares at a cost of 878 thousand of U.S. dollars and an average price of $20.39 and as a result of the vesting of 202,064 TRSUs on January 4, 2021, and August 4, 2021, Atento S.A. had 4,673,519 shares in treasury (corresponding to 850,808 shares of the reserve share split) as of December 21, 2021.

For December 31, 2022, Atento S.A. held a total of 850,808 own shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

On December 31, 2021, and 2020, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Hedge accounting effects

As discussed, and presented on Note 14, on January 1, 2019, Atento formalized at a meeting of the "Board of Directors", which took place on December 20, 2018, its intention to renew the loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinite time and designate it as permanent equity, as the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-BRL exchange rate are recorded in equity as part of other comprehensive income.

At the same time the, on January 1, 2019, the Cross-Currency Swap USD BRL was designated as a net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL Cross-Currency Swap are recorded in equity as part of other comprehensive income.

Also, on January 1, 2020, the Company assigned the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as hedges of the foreign currency exposure of a net investment in a foreign operation are considered net investment hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group's presentation currency (U.S. dollars).

Share-based compensation

a) Description of share-based payment arrangements

The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSU") (equity settled)

   - Grant date: June 3, 2019
   - Amount: 2,560,666 RSUs
   - Vesting period: 100% of the RSUs vests on January 3, 2022 - There are no other vesting conditions.

The 2020 Plan – Stock Option

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1. Stock Options ("SOP")

   - Grant date: August 3, 2020
   - Amount: 1,524,065 SOPs
   - Vesting period: 1/3 each year (August 3, 2021, August 3, 2022, and August 3, 2023)
   - Expiration date: 4.5 years since the grant date or on February 3, 2025 - There are no other vesting conditions.

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers, and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2. Long-Term Performance Award

   - Grant date: August 3, 2020
   - Amount: USD 4,305,100
   - *Matching shares Amount: USD 2,152,550

- Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) on August 3, 2023, and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction condition until August 2026 to be eligible to receive the additional matching shares) - There are no other vesting conditions.

The 2020 Plan – Extraordinary SOP

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

1. Stock Options ("SOP")

   - Grant date: August 3, 2020
   - Amount: 195,000 SOPs
   - Vesting period: 100% of the SOPs vests on August 3, 2023 - There are no other vesting conditions.

The 2021 Special Grant

On January 29, 2021, Atento granted a new share-based payment arrangement to Board directors for a total in a one-time award with a two-year performance condition vesting period.

1. Performance Restricted Stock Units ("PRSU") (equity settled)

   - Grant date: January 29, 2021
   - Amount: 121,802 PRSUs
   - Vesting period:100% of the PRSUs will vests on 2023 (50% subject to 2021 EBITDA's achievement targets and 50% subject to 2022 EBITDA´s achievement targets) - There are no other vesting conditions.

Board Grant 2021

On February 24, 2021, Atento granted a new share-based payment to the Board of directors a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)

   - Grant date: February 24, 2021
   - Amount: 51,803 RSUs
   - Vesting period: 100% of the RSUs vests on January 3, 2022 - There are no other vesting conditions.

As of June 9, 2021, was issued a complementary grant of 3,204 new RSUs, linked to a new appointment in the Board.

The 2021 Plan – Stock Option

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers, and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

3. Stock Options ("SOP")

   - Grant date: February 24, 2021

- Amount: 621,974 SOPs
- Vesting period: 1/3 each year (February 24, 2022, February 24, 2023, and February 26, 2024)
- Expiration date: 4.5 years since the grant date or on August 25, 2025 - There are no other vesting conditions.

As of September 1, 2021, was issued a new grant of 17,343 SOPs to a new Board member.

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers, and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

4. Long-Term Performance Award
   - Grant date: February 24, 2021
   - Amount: USD 5,409,837
   - *Matching shares Amount: USD 2,704,919
   - Expiration date: 4.5 years since the grant date or on August 25, 2025 - There are no other vesting conditions.

As of September 1, 2021, was issued a new amount of USD 137,504 to a new Board member.

The 2021 Plan – Board and Extraordinary

On November 3, 2021, Atento granted a new share-based payment to directors, officers and other employees for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSU") (equity settled)
   - Grant date: November 23, 2021
   - Amount: 40,000 RSUs
   - Vesting period: 100% of the RSUs vests on November 3, 2024 - There are no other vesting conditions.

Board Grant 2022

On February 3, 2022, Atento granted a new share-based payment to Board directors a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)
   - Grant date: February 3, 2022
   - Amount: 26,708 RSUs
   - Vesting period: 100% of the RSUs vests on January 2, 2023 - There are no other vesting conditions.

The 2022 Special Grant

On October 3, 2022, Atento granted a new share-based payment to Board directors a total in a one-time award with a three-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)
   - Grant date: October 3, 2022

- Amount: 10,000 RSUs
- Vesting period: 100% of the RSUs vests on October 3, 2025 - There are no other vesting conditions.

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently. The fair value of cash-settled share-based payment transactions is measured using the same principles as for measuring equity-settled transactions. The fair value of the liability for cash-settled transactions is re-measured at each reporting date and at the date of settlement. Any changes in fair value are recognized in profit or loss for the period.

c) Outstanding RSUs

As of December 31, 2022, the table summarize the movements of the year and the total outstanding shares-based units as follow:

Shared-Based Payment	December 31, 2021	Forfeited (*)	New Granted	Vested (**)	Outstanding December 31, 2022	Type
The 2019 Plan	402.776	-	-	- 402.776	-	Time RSU
The 2020 Plan - Stock Options	1.237.378	- 813.658	-	-	423.720	SOP
The 2020 Plan – Performance Award	3.546.300	- 1.426.500	-	-	2.119.800	Perfomance Award
The 2020 Plan – Performance Award (Potential Matching Shares)	1.774.150	- 714.250	-	-	1.059.900	SOP (Matching Shares)
The 2020 Plan - Extraordinary SOP	195.000	- 95.000	-	-	100.000	SOP
The 2021 Special Grant	121.802	- 121.802	-	-	-	Perfomance RSU
Board Grant 2021	44.935		-	- 44.935	-	Perfomance RSU
The 2021 Plan - Stock Options	598.957	- 237.232	-	- 188.392	173.333	SOP
The 2021 Plan – Performance Award	4.745.048	- 1.720.542	-		3.024.506	Perfomance Award
The 2021 Plan - Performance Award (Potential Matching Shares)	2.536.943	- 1.024.690	-	-	1.512.253	SOP (Matching Shares)
The 2021 Plan - Board and Extraordinary	40.000	-	-	-	40.000	Perfomance RSU
The 2022 Board Grant	-	5.080	26.708	-	21.628	TRSU
The 2022 Special Grant	-	-	10.000	-	10.000	TRSU
Total					**8.485.140**	

(*) Forfeited during the year due to employees failing to satisfy the service conditions.

(**) In relation to the movements on "Board Grant 2021" and "The 2021 Plan - Stock Options" plans, the vested shares were not exercised.

d) Impacts in Profit or Loss

In 2022, a reversal of 758 thousand U.S. dollars (11,276 thousand U.S. dollars in 2021 and 4,723 thousand U.S. dollars in 2020) related to Share-based compensation were recorded as employee benefit expenses. The reversal of 2022 is mainly related due the relevant fall in fair value (measured using the Black-Scholes model) being the main factor the market price of shares strongly impacted if compared with last year measured at report date ($25,53 in 2021 and $4,23 in 2022).

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars	
	For the years ended December 31,	
	2021	2022
(Loss) before income tax	**(88,491)**	**(203,272)**
Income tax applying the statutory tax rate (*)	23,926	43,038
Permanent differences	(5,398)	(13,251)
Adjustments due to international tax rates	2,800	4,100
Tax credits / Withholding Tax of Spanish Branches	(4,510)	4,926
DTA write off	(21,277)	(131,118)
Total income tax expense	**(4,459)**	**(92,305)**

(*) Statutory tax rate refers to a combined rate of the group including all subsidiaries.

Permanent differences in 2022 are mainly related to equity and dividends distributions which represents non-taxable items in Spain, Brazil, Guatemala, and Chile.

DTA write off in 2022 are mainly impacted by the reversal of DTA of Tax Losses of Atento Brasil, Argentina and Mexico by 77,875 thousand of U.S. dollars offset by 7,319 a credit of withholding tax in Atento Mexico). After an evaluation of the expected future performance of the business of Atento Brazil, Argentina and Mexico, the Management has considered that it is not probable that the future taxable profit made by these entities in the coming years will be enough to offset the deferred tax asset recognized. This evaluation has also considered that, in the short term, no significant capital structure changes or corporate reorganizations are expected, which could eventually affect to the Company's capacity to offset tax credits.

Company´s income tax expense is as well impacted by the non-recognition of DTA of Tax Losses in the current year for the Luxco entities, Atento Brasil, Spanish entities and Mexico by 45,370 thousand of U.S. dollars.

The breakdown of the Atento Group's income tax expense is as follow:

	Thousands of U.S. dollars	
	For the years ended December 31,	
	2021	2022
Current tax expense	(19,868)	(18,270)
Deferred tax	15,409	(74,035)
Total income tax expense	**(4,459)**	**(92,305)**

b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	**2022**
Deferred tax assets		
Tax loss carryforwards	45,949	18,517
Tax credits	5,890	6,316
Tax credits – IFRS 16	924	672
Deferred tax assets from temporary differences		
Litigations provisions	9,489	1,498
Financial costs	4,735	2,313
Fixed Assets	13,165	2,850
Operating provisions and others	35,048	18,296
Total deferred tax assets	**115,200**	**50,462**
Deferred tax liabilities		
Intangible assets (**)	(5,742)	(1,290)
Others	644	(7,125)
Total deferred tax liabilities	**(5,098)**	**(8,415)**
Balance on December 31, 2021, and 2022 (*)	**110,102**	**42,047**

(*) DTA assets/liabilities were offset by the entity that has the legal right to settle the tax amounts on a net basis.

(**) DTL related to Intangible assets arose from Bain Capital acquisition in 2012.

The deferred tax not recognized on December 31, 2022, is 45,370 thousand of U.S. dollars (52,021 thousand of U.S. dollars in December 31, 2021).

The breakdown and balances of deferred tax assets and deferred tax liabilities on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars				
	Balance on 12/31/2020	**Income Statement**		**Translation Differences**	**Balance on 12/31/2021**
		Increases	**Decreases**		
DEFERRED TAX ASSETS	**102,353**	**20,542**	**(8,623)**	**928**	**115,200**
Unused tax losses (*)	36,546	9,647	(1,175)	931	45,949
Unused tax credits	7,337	73	(29)	(568)	6,813
Deferred tax assets (temporary differences) (**)	58,470	10,822	(7,419)	565	62,438
DEFERRED TAX LIABILITIES	**(11,503)**	**9,202**	**(470)**	**(2,327)**	**(5,098)**
Deferred tax liabilities (temporary differences)	(11,503)	9,202	(470)	(2,327)	(5,098)

(*) Tax credits for loss carryforwards.

(**) The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

	Thousands of U.S. dollars				
	Balance on 12/31/2021	Income Statement		Translation Differences	Balance on 12/31/2022
		Increases	Decreases		
DEFERRED TAX ASSETS	**115,200**	**4,496**	**(70,805)**	**1,571**	**50,461**
Unused tax losses (*)	45,949	1,013	(28,928)	483	18,517
Unused tax credits	6,814	—	(205)	(293)	6,315
Deferred tax assets (temporary differences) (**)	62,438	3,483	(41,672)	1,380	25,629
DEFERRED TAX LIABILITIES	**(5,098)**	—	**(2,806)**	**(511)**	**(8,415)**
Deferred tax liabilities (temporary differences)	(5,098)	—	(2,806)	(511)	(8,415)

(*) Tax credits for loss carryforwards.

(**) The decrease is mainly due to the reversal of DTA of Atento Brasil and Atento Mexico Holdco.

There is no expectation of distributing future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants, and other relevant factors.

c) *Taxes recoverable/payables*

Details of taxes recoverable and payables on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	As of December 31,	
Recoverable	2021	2022
Indirect taxes	4,505	4,364
Non-current	**4,505**	**4,364**
Indirect taxes	35,451	42,017
Other taxes	7,176	8,632
Current	**42,627**	**50,649**
Income tax	30,899	10,968
Total	**78,031**	**65,981**

	Thousands of U.S. dollars	
	As of December 31,	
Payables	2021	2022
Tax debt	1,653	4,854
Non-current	**1,653**	**4,854**
Indirect taxes	29,857	44,033
Other taxes	58,749	42,697
Current	**88,606**	**86,730**
Income tax	8,872	3,753
Total	**99,131**	**95,337**

21) PROVISIONS

Movements in provisions in 2021 and 2022 are as follow:

	Thousands of U.S. dollars						
	12/31/2020	Additions	Payments	Reversal	Transfers	Translation Differences	12/31/2021
Non-current							
Provisions for liabilities	18,165	13,519	(9,501)	(3,935)	—	(1,158)	17,090
Provisions for taxes	17,971	8,406	(2,319)	(12,903)	—	(654)	10,501
Provisions for dismantling	8,379	1,878	(59)	(3)	(265)	(857)	9,073
Other provisions	1,102	427	(15)	(642)	—	136	1,008
Total non-current	**45,617**	**24,230**	**(11,894)**	**(17,483)**	**(265)**	**(2,533)**	**37,672**
Current							
Provisions for liabilities	14,710	17,201	(11,483)	(8,437)	(5)	(1,974)	10,012
Provisions for taxes	1,925	173	(1,253)	—	—	(576)	269
Provisions for dismantling	24	184	—	—	265	11	484
Other provisions	5,216	2,345	(1,629)	(77)	5	391	6,251
Total current	**21,875**	**19,903**	**(14,365)**	**(8,514)**	**265**	**(2,148)**	**17,016**

	Thousands of U.S. dollars						
	12/31/2021	Additions	Payments	Reversal	Transfers	Translation Differences	12/31/2022
Non-current							
Provisions for liabilities	17,090	18,970	(9,049)	(3,959)	—	1,116	24,168
Provisions for taxes	10,501	16,803	—	(4,966)	—	792	23,130
Provisions for dismantling	9,073	832	—	(14)	(2,337)	356	7,910
Other provisions	1,008	167	—	(337)	—	20	858
Total non-current	**37,672**	**36,772**	**(9,049)**	**(9,276)**	**(2,337)**	**2,284**	**56,066**
Current							
Provisions for liabilities	10,012	2,188	(3,907)	(6,642)	—	(56)	1,595
Provisions for taxes	269	—	(158)	(103)	—	(9)	(1)
Provisions for dismantling	484	3,174	—	(1,541)	2,337	104	4,458
Other provisions	6,251	—	—	(6,232)	—	(19)	—
Total current	**17,016**	**5,362**	**(4,065)**	**(14,158)**	**2,337**	**20**	**6,152**

"Provision for dismantling" corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to their original condition. "Provisions for liabilities" mainly relate to provisions for labor, related legal claims underway in Brazil amounting to 13,782 thousand U.S dollars and other labor liabilities. The increase of the year is mainly due to provision corresponding to the amounts compensated (in which the Company applied a premise that the benefits related to social security contributions on the discounts of transportation vouchers, meal vouchers and medical expenses were not part of the compensation of the insured employees and, therefore, were not subject to the incidence of contributions. The mentioned approach was questioned by Brazil authorities in 2022. Thus, company defined, at this time, to make the provision of the amounts corresponding to the administrative processes not approved by Brazilian authorities, although it still remains under administrative discussion, resulting in a provision by 13,000 thousand U.S dollars. "Provisions for taxes" mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities.

Atento Brasil S.A. has made payments in escrow related to legal claims, amounting to 25,149 thousand U.S. dollars and 17,180 thousand U.S. dollars as of December 31, 2021, and 2022, respectively.

As of December 31, 2022, main lawsuits outstanding in the courts in Brazil and in Mexico were as follows:

Brazil

Labor Litigation

As of December 31, 2022, Atento Brasil was involved in 7.554 labor-related disputes (8,411 labor as of December 31, 2021), being 7.408 of labor massive and 84 of outliers and 62 others (8,271 of labor massive and 56 of outliers and 84 others as of December 31, 2021), filed by Atento's employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was $ 28.2 million ($29.1 million on December 31, 2021), of which $ 13.5 million Labor Massive-related, $2.3 million Labor Outliers-related and $12.3 million Special Labor cases related.

Civil Litigation

As of December 31, 2022, Atento Brasil S.A. is party to 9 civil lawsuits ongoing for various reasons (9 on December 31, 2021) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of the claims is $ 2.203 thousand U.S dollars ($ 3,259 million on December 31, 2021).

Tax and Social Security infraction proceedings

As of December 31, 2022, Atento Brasil is party to 83 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (74 on December 31, 2021) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of these claims is $49.5 million ($32.7 million on December 31, 2021).

Goodwill tax proceedings

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2013 to 2015. Tax authorities has challenged the disallowance of the expenses related to goodwill tax amortization, the deductibility of certain financing costs originated by the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the Withholding Income Tax for the period of 2012 related to payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350,542 thousand Brazilian Reais (approximately 66,866 thousand U.S. dollars considering the current currency exchange rate) and was assessed by the Company's outside legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018, the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11th, 2020, CARF issued a partially favorable decision to Atento, confirming the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020, the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350,542 thousand Brazilian Reais to 230,771 thousand Brazilian Reais (approximately 44,020 thousand U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020, with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101,604 thousand Brazilian Reais (approximately 19,381 thousand U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment, and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

Mexico

On December 31, 2022, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling s14,486 U.S. dollars (Atento Servicios, S.A. de C.V. 10,089 U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 4,397 U.S. dollars), according to the external labor law firm for possible risk labor disputes.

22) REVENUE

a) Revenue from contracts with customers

The group derives revenue from the transfer of services over time in the following line and geographical regions net of applicable revenue taxes:

	Thousands of U.S. dollars				
2021	**EMEA**	**Americas**	**Brazil**	**Others and Elimination**	**Total**
Sales to other companies	129,120	427,501	428,418	—	985,039
Sales to Telefónica Group	120,965	203,828	139,393	—	464,186
Total Revenue	**250,085**	**631,329**	**567,811**	—	**1,449,225**

	Thousands of U.S. dollars				
2022	**EMEA**	**Americas**	**Brazil**	**Others and Elimination**	**Total**
Sales to other companies	127,953	396,225	425,779	—	949,957
Sales to Telefónica Group	105,982	186,926	147,117	—	440,025
Total Revenue	**233,935**	**583,151**	**572,896**	—	**1,389,982**

23) OTHER OPERATING INCOME

Details of other operating income for the years ended December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	2022
Other operating income		
Other operating income	10,538	17,143
Total	**10,538**	**17,143**

Other operating income in2021 refers to the boost digitalization of the services rendered to Telefónica España related to a specific service agreement and for 2022 due to the compensation received by an insurance policy related to the cyberattack occurred in 2021 by $10.0 million.

24) EXPENSES

a) *Supplies*

Details of amounts recognized under "Supplies" during the years ended December 31, 2021, and 2022 are as follow:

	Thousands of U. S. dollars	
	2021	2022
Supplies		
Services rendered	43,774	20,599
Leases (*)	27,500	27,183
Purchases of materials	3,746	5,892
Communications	15,863	21,505
Other	18,886	14,464
Total	**109,769**	**89,642**

(*) The amount is related to contracts there are not under IFRS 16, following the practical expedients that allow the Company to not apply the recognition requirements under IFRS 26. These exemptions apply to contracts classified as short-term leases and leases involving low-value assets.

b) *Employee benefit expenses*

Details of amounts recognized under "Employee benefit expenses" during the years ended December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	2022
Employee benefit expenses		
Salaries and wages	799,613	798,580
Social security	108,245	105,374
Supplementary pension contributions	3,279	1,900
Termination benefits	23,028	27,003
Other welfare costs (*)	168,503	155,074
Total	**1,102,668**	**1,087,932**

(*) "Other welfare costs" as of December 31, 2021, and 2022 primarily comprise employee benefits such as food tickets expenses, transport expenses and health Insurance.

c) *Depreciation and amortization*

The depreciation and amortization expenses for the years ended December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	**2022**
Depreciation and amortization		
Intangible assets (Note 6)	60,069	49,035
Property, plant and equipment (Note 9)	24,891	24,738
Right-of-use assets (Note 10)	48,268	47,481
Total	**133,228**	**121,254**

26) OTHER OPERATING EXPENSES

The breakdown of "Other operating expenses" for the years ended December 31, 2021, and 2022 is as follow:

	Thousands of U.S. dollars	
	2021	**2022**
Other operating expenses		
Services provided by third parties	95,064	120,804
Losses on disposal of fixed assets	414	758
Taxes other than income tax	4,344	6,824
Other management expenses	123	—
Total	**99,945**	**128,386**

Details of "Services provided by third parties" under "Other operating expenses" are as follow:

	Thousands of U.S. dollars	
	2021	**2022**
Services provided by third parties		
Installation and maintenance	22,102	52,086
Lawyers and law firms	3,695	12,209
Consultants	15,305	13,609
Audits and other related services	1,987	1,845
Other external professional services	30,441	30,566
Publicity, advertising and public relations	3,048	690
Insurance premiums	1,267	20
Travel expenses	784	830
Utilities	6,550	1,172
Banking and similar services	414	6
Other	9,471	7,772
TOTAL	**95,064**	**120,804**

27) NET FINANCE EXPENSE

The breakdown of "Finance Income" and "Finance cost" for the years ended December 31,2021 and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	2022
Finance income		
Interest from third parties and hyperinflationary adjustment in Argentina[(a)]	15,506	10,192
Total finance income	**15,506**	**10,192**
Finance costs		
Interest accrued to third parties	(83,555)	(82,456)
Discounts to the present value of provisions and other liabilities	(8,334)	(4,040)
Total finance costs	**(91,889)**	**(86,496)**

(a) Contain a positive impact of 3,928 thousand of U.S. dollars for the year ended December 31, 2022 (7,122 thousand of U.S. dollars for the year ended December 31, 2021) due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 1, 2012, from the acquisition of the customer relationship management (CRM) business from Telefónica S.A.

The breakdown of "Change in fair value of financial instruments" and "Net foreign exchange gain/(loss)" is shown in the table below:

	Thousands of U.S. dollars		
	2021		
	Gains	Losses	Net
Fair value of financial instruments	—	(42,285)	**(42,285)**
Fair value of financial instruments	—	**(42,285)**	**(42,285)**
Foreign exchange gains/(losses)			
Loans and receivables	3,771	(1,979)	**1,792**
Current transactions	46,188	(30,311)	**15,877**
Total	**49,959**	**(32,290)**	**17,669**

	Thousands of U.S. dollars		
	2022		
	Gains	Losses	Net
Fair value of financial instruments	—	(95,961)	**(95,961)**
Fair value of financial instruments	—	**(95,961)**	**(95,961)**
Foreign exchange gains/(losses)			
Loans and receivables	11,404	(7,792)	**3,612**
Current transactions	50,994	(47,739)	**3,555**
Total	**62,398**	**(55,231)**	**7,167**

28) SEGMENT INFORMATION

The CEO is the Chief Operating Decision Maker ("CODM"). Management has determined the operating segments on the basis of the information reviewed by the CEO for the purposes of allocating resources and assessing performance. The results measurement used by the CEO to assess the performance of the Atento Group's segments is the EBITDA (as defined below).

The CEO considers the business from the geographical perspective in the following areas:

- EMEA, which combines the activities carried out regionally in Spain.
- The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.
- Brazil, which is managed separately in view of its different language and major importance.

The Atento Group uses EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA provides an important measure of the segment's operating performance because it allows management to evaluate and compare the segments' operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. EBITDA is defined as profit/(loss) for the period before net finance expense (which includes finance income, finance costs, change in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization.

EBITDA is a commonly reported measure and are widely used among analysts, investors and other interested parties in the Atento Group's industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA should not be considered as an alternative to the profit for the year as a measurement of our consolidated earnings or as an alternative to consolidated cash flow from operating activities as a measurement of our liquidity.

The following tables present financial information for the Atento Group's operating segments for the years ended December 31, 2021, and 2022 (in thousand U.S. dollars):

a) Disaggregated revenue information

For the year ended December 31, 2021

	Thousands of U.S. dollars				
	EMEA	**Americas**	**Brazil**	**Other and Eliminations (**)**	**Total Group**
Revenue					
Sales to other companies	129,120	427,501	428,418	—	985,039
Sales to Telefónica Group	120,965	203,828	139,393	—	464,186
Total Revenue	**250,085**	**631,329**	**567,811**	—	**1,449,225**
Income/(Expenses)					
Supplies	(46,527)	(11,298)	(51,928)	(16)	(109,769)
Employee benefit expenses	(164,267)	(493,146)	(435,506)	(9,749)	(1,102,668)
Impairment charges	—	(1,977)	—	—	(1,977)
Changes in trade provision	(583)	(280)	1,159	—	296
Other operating income and expense	(1,009)	(52,378)	(30,054)	(5,965)	(89,406)
EBITDA	**37,699**	**72,250**	**51,482**	**(15,730)**	**145,701**
Net finance expense	—	—	—	—	(100,999)
Depreciation and amortization	—	—	—	—	(133,228)
Loss before income tax	—	—	—	—	**(88,526)**
Other disclosures					
Intangible, Goodwill, PP&E and ROU	36,877	149,891	233,877	281	420,926
Allocated assets (*)	378,098	551,670	535,527	(352,425)	1,112,870
Allocated liabilities	346,893	121,779	487,292	169,781	1,125,745

(*) Allocated assets include adjustment at corporate level related to intangible assets arising from business combination due Bain Capital acquisition.

(**) Other and eliminations includes eliminations of intercompany balances.

For the year ended December 31, 2022

	Thousands of U.S. dollars				
	EMEA	**Americas**	**Brazil**	**Other and Eliminations (**)**	**Total Group**
Revenue					
Sales to other companies	127,953	396,225	425,779	—	949,957
Sales to Telefónica Group	105,982	186,926	147,117	—	440,025
Total Revenue	**233,935**	**583,151**	**572,896**	—	**1,389,982**
Income/(Expenses)					
Supplies	(36,055)	(22,150)	(26,949)	(4,489)	(89,643)
Employee benefit expenses	(164,985)	(477,659)	(441,469)	(3,820)	(1,087,933)
Impairment charges	—	(9,833)	(7,662)	—	(17,495)
Changes in trade provision	(316)	(149)	(56)	(56)	(577)
Other operating income and expense	(10,605)	(42,273)	(54,078)	(4,286)	(111,243)
EBITDA	**21,974**	**31,087**	**42,682**	**(8,980)**	**83,080**
Net finance expense	—	—	—	—	(165,098)
Depreciation and amortization	—	—	—	—	(121,254)
Loss before income tax	—	—	—	—	**(203,272)**
Other disclosures					
Intangible, Goodwill, PP&E and ROU	28,508	116,138	199,088	15,084	329,560
Allocated assets (*)	354,332	477,830	468,995	(387,046)	878,847
Allocated liabilities	140,915	360,660	543,349	218,445	1,227,715

(*) Allocated assets include adjustment at corporate level related to intangible assets arising from business combination due Bain Capital acquisition.

(**) Other and eliminations includes eliminations of intercompany balances.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,	
	2021	2022
Country		
Spain	250,085	233,988
EMEA	**250,085**	**233,988**
Argentina	72,252	75,136
Chile	79,706	78,300
Colombia	79,003	78,290
El Salvador	21,384	15,064
United States	91,946	59,646
Guatemala	4,624	5,158
Mexico	174,536	166,766
Peru	74,457	68,477
Puerto Rico	16,979	20,360
Uruguay	2,711	3,111
Panama	744	88
Nicaragua	527	—
Costa Rica	12,461	12,702
Americas	**631,330**	**583,098**
Brazil	567,810	572,896
Brazil	**567,810**	**572,896**
Total revenue	**1,449,225**	**1,389,982**

29) LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the years ended December 31,	
	2021	2022
Result attributable to equity owners of the Company		
Atento's loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(92,950)	(295,577)
Weighted average number of ordinary shares (1)	14,062,191	14,600,859
Basic loss per share (in U.S. dollars)	**(6.61)**	**(20.24)**

(1) As of December 31, 2021, potential ordinary shares of 6,958,751, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the years are anti-dilutive. As of December 31, 2022, the outstanding shares amounted to 8,485,140. As the date of this report due the market price value of the shares no potential ordinary shares are expected to be conversable or the options exercised.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

30) COMMITMENTS

We do not have any off-balance sheet arrangements other than short-term or low-value leases, which we already disclosed, and guarantees. Of these guarantees, as of December 2022 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relate to tax and labor related procedures. The Company's directors consider that no contingencies will arise from these guarantees in addition to those already recognized. There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

Guarantees

As of December 31, 2021, and 2022, the Atento Group has guarantees to third parties of 277,137 thousand U.S. dollars and 297,853 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts on December 31, 2021, and 2022 are as follow:

	Thousands of U.S. dollars	
	2021	2022
Guarantees		
Financial, labor-related, tax and rental transactions	126,184	130,293
Contractual obligations	150,796	167,354
Other	157	206
Total	**277,137**	**297,853**

The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the remaining guarantees relate to tax and labor proceedings.

31) RELATED PARTIES

The total remuneration presented in the table below is classified as short-term employee benefits, except for the share-based compensation. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full consolidation.

The following table shows the breakdown of the total remuneration paid to the Atento Group's key management personnel in 2021 and 2022.

	Thousands of U.S. dollars	
	2021	2022
Salaries and variable remuneration	**8,489**	**5,057**
Salaries	2,803	4,501
Share-based compensation	3,938	—
Variable remuneration	1,748	556
Payment in kind	325	546
Medical insurance	80	233
Life insurance premiums	72	66
Other	173	247
Total	**8,814**	**5,603**

32) SUBSEQUENT EVENTS

Shared-based payment

On January 3, 2023, Atento granted a new share-based payment to the Board of directors as one-time award with a one-year vesting period.

Restructuring Support Agreement

In the first half of 2023, the Company faced a series of concerning events indicating significant doubts about the Company's ability to continue operating, including:

I. Fitch Ratings downgraded Atento Luxco 1 S.A.'s Long-Term Foreign Currency Issuer Default Rating from 'B+' to 'B-'. Additionally, Atento's USD 500 million senior secured notes due 2026 were downgraded to 'B-'/'RR4' from 'B+'/'RR4', and Atento Brasil S.A.'s long-term National Scale Rating was lowered to 'B(bra)' from 'A-(bra)'.

II. The Company's level of indebtedness and debt commitments, including a $70 million loans and borrowings due in 2023 and payments related to Senior Secured Notes interest and coupon-only cross-currency swaps amounting to a total of $49 million in February and $46 million in August.

III. Atento's available credit facilities with financial institutions were restricted in 2023 due to rating downgrades and the Company's financial health.

IV. Atento encountered a decline in cash and cash equivalents, resulting in postponed payments to specific supplier groups and tax obligations owed to tax authorities.

V. Operational performance declined, especially due to reduced volumes resulting from the termination of low-margin contracts, currency devaluation in emerging markets, and implementation delays with new clients, impacting new-year projections.

VI. Certain covenants were breached: (a) failure to provide certain financial reporting on a timely basis, (b) non-payment of a loan outstanding under the Company's revolving credit facility agreement dated 23 December 2021, (c) failure to comply with certain cost reimbursement requirements, and (d) non-compliance with a cash variance covenant applicable to certain debt instruments. Company's noteholders have been notified of such defaults and have expressly undertaken under the "RSA" not to take any enforcement action against the Group for such defaults and have not indicated to the Company an intention to exercise their termination rights.

On June 30, 2023, the Company entered a binding restructuring support agreement with certain major financial stakeholders that provides a path to a comprehensive restructuring transaction, following the terms of the term sheet previously announced on June 23, 2023. In the restructuring support agreement, Atento and the participating financial stakeholders that have executed or acceded to the restructuring support agreement have agreed, subject to the terms and conditions of the restructuring support agreement, to provide support for the restructuring and to facilitate the implementation of the restructuring, including (in the case of the participating financial stakeholders) by voting in favor of the proposed restructuring at any creditor meetings and not taking, or instructing any other person to take, any enforcement action or pursuing any other available remedies against Atento or any other group company.

As of the date of this report, as mainly steps to support and achieve the implementation of the Restructuring before in-court proceedings the following has occurred:

- **(2025 Notes)** - on February 15, 2023, the Company entered into financing arrangements with a group of certain existing investors for additional financing by approximately $39.6 million through a senior secured notes due 2025 issued by Atento Luxco 1, S.A and guaranteed by selected receivables of certain subsidiaries. Interest will be payable every three months, being 10% per annum payable in cash and 10% per annum payable in additional new notes.
- **(Unwinding of cross-currency swaps)** - on June 6, 2023, the Company announced the unwinding of its cross-currency interest rate swap agreements (in connection with the $500 million senior secured notes due 2026 to swap amounts payable in US dollars) without any cash-immediately disbursement. The amount of $120 million remains outstanding.
- **(New Money 2025 Notes)** - on June 30, 2023, interim financing was provided by some holders. The first tranche amounting to $17 million was drawn on June 30, 2023; the second tranche amounting to an additional $17 million was drawn on July 31, 2023; the third tranche amounting to additional $3 million was drawn on August 31, 2023.
- **(Atento UK)** - on August 09, 2023, the Company incorporated a new wholly owned subsidiary company in the UK and on August 17, 2023, acceded to the 2026 Notes and other debts as part of restructuring financial plan as a guarantor. Atento UK is the plan company to establish "sufficient connection" to England for the purposes of the UK Restructuring Plan as set out in note 2 of Consolidated Financial Statements.
- **(Governing Law)** - on August 11, 2023, the Company has launched the consent solicitation statement related to the governing law and jurisdiction of the 2026 Notes change from New York law and the courts of New York to English law and the exclusive jurisdiction of the English courts to establish "sufficient connection" to England for the purposes of the UK Restructuring Plan as set out in note 2 of Consolidated Financial Statements. On September 8, 2023, Atento Luxco 1 (the "Company"), Wilmington Trust, National Association and Wilmington Trust (London) Limited entered into a Supplemental Indenture (the "Fourth Supplemental Indenture") to supplement the Indenture dated February 10, 2021 (the "Indenture"), governing the Company's $500 million 8.000% Senior Secured Notes due 2026 (the "Notes"). Following the execution of the Fourth Supplemental Indenture the governing law of the Indenture, the Notes and the Notes Guarantees was changed to the laws of England and Wales as the jurisdiction for instituting any suit, action or proceeding against the Company or any Guarantor under the Indenture.

Atento is aiming to complete the proposed restructuring as soon as possible, with a target date expected to occur before October 31, 2023. Such target date may, however, be subject to limited extensions and Atento will continue working with its key financial stakeholders with a view to completing the transaction as soon as possible. Aiming to secure the consent of the required majorities of Participating Creditors a total of 52% of the holders has agreed to set an implementation of the restructuring financial plan as a process to providing interim financing.

Further announcements and updates in relation to the restructuring will be provided in due course.

Atento S.A. Delisting proceedings

On July 21, 2023, the Company received a letter from the New York Stock Exchange ("NYSE") communicating that the NYSE has initiated proceedings to delist Atento's ordinary shares from the NYSE. The NYSE initiated the delisting proceedings after determining that the average market capitalization of Atento's ordinary shares fell below $15 million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. The NYSE also indefinitely suspended trading of Atento's ordinary shares effective July 21, 2023. Atento does not intend to appeal the NYSE's determination. Atento's ordinary shares are quoted on the appropriate tier of the over the counter ("OTC") market. The Company's ticker symbol on the OTC will remain "ATTO". The delisting will only affect the shares of Atento S.A. at a holding company level and so will not affect business operations.

The delisting is contemplated as part of the comprehensive financial restructuring plan to significantly deleverage Atento's balance sheet, set out in the restructuring support agreement entered into by Atento and certain of its financial stakeholders, previously announced.

Loans and borrowings renewal

On August 15, 2023, Atento Brasil S.A signed a new debt agreement with the Daycoval bank in the amount of R$98.2 million ($18.6 million) to paid monthly in 12 months on fixed rate of 9,3807% per year plus the variation of the Brazilian interbank deposit rate (CDI).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Basis of Presentation and Other Information

Except where the context otherwise requires or where otherwise indicated, the terms "Atento", "we", "us", "our", "the Company", and "our business" refer to Atento S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on March 5, 2014, together with its consolidated subsidiaries.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

After completed our IPO, the follow share capital increases in the follow years were approved by our Board of Directors ("The Board):

Period	Initial Number of Ordinary Shares	Shares Increase Approved by Board	Total Number of Ordinary Shares	Total Number of Ordinary Shares After Reverse Split (1)
August 4, 2015	73,619,511	131,620	73,751,131	
July 28, 2016	73,751,131	157,925	73,909,056	
November 6, 2018	73,909,056	1,161,870	75,070,926	
January 18, 2019	75,070,926	335,431	75,406,357	15,000,000
January 14, 2022	15,000,000	451,667	15,451,667	15,451,667

(1) On July 28, 2020, an extraordinary shareholder's meeting approved the conversion of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Other Transactions

Senior Secured Notes

On August 10, 2017, Atento completed a refinancing transaction of its financing structure throughout its wholly-owned subsidiary Atento Luxco 1 S.A. The new financing structure included an offering by Atento Luxco 1 S.A of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the "Offering"). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Atento Luxco 1 S.A.´s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The 6.125% Senior Secured Notes due 2022 were guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries on a joint and several basis.

On April 4, 2019, Atento Luxco 1 S.A. closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which Atento Luxco 1 S.A issued its 6.125% Senior Secured Notes due 2022 (the "Initial Notes"). The Additional Notes and the Initial Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that governed the Initial Notes and the Additional Notes.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of $500.0 million aggregate principal amount of 8.000% Senior Secured Notes due 2026 in a private placement transaction. During February 2021, Atento Luxco I S.A. used the net proceeds of the offering, together with cash on hand, to complete a cash tender offer for an aggregate principal amount of $275,815,000 of its 6.125% Senior Secured Notes due 2022 and to redeem the remaining aggregate principal amount of $224,185,000 of its 6.125% Senior Secured

Notes due 2022, completing the refinancing of the 6.125% Senior Secured Notes due 2022 and extending the Company's maturity to 4.5 years from 1.5 years.

The terms of the indenture governing the 8.000% Senior Secured Notes due 2026 limit, among other things, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; pay dividends, and make distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter transactions with affiliates.

The fair value of the 8.00% Senior Secured Notes due 2026 classified as fair value hierarchy level 1, calculated based on their quoted price on December 31, 2022, is $282.449.000 ($536,8 million on December 31, 2021). In 2022, the Company has identified a significant decrease on the liability related to Senior Secure Notes due 2026 due price quotations varied substantially taking into account data about credit and other non-performance risk.

Revolving Credit Facility

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the "Super Senior Revolving Credit Facility") which provides borrowings capacity of up to 50,000 thousand U.S. dollars. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility. On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the "SSRCFA") with the Inter-American Investment Corporation (IDB Invest) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%. On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars, maturing on January 22, 2023.

On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars from the new Super Senior Revolving Credit Facility Agreement (SSRCFA) with IDB Invest, maturing on January 22, 2023

Dividends

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento's corporate bodies and will be determined based upon, amongst other things, Atento's performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements, and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017, to shareholders of record as of the close on November 10, 2017.

The 2026 Senior Secured Notes agreement includes some limits, among other things, the ability of the Issuer and its restricted subsidiaries to declare or pay dividends for stockholders. The Company regularly monitors all financial ratios under the debt agreements and dividends distribution must be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants, and other relevant factors.

Shareholders

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of Pikco of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On February 4, 2020, a general meeting of shareholders of the Company approved a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of

shares to be acquired, which shall be up to 30% of the Company's share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares).

On May 6, 2020, Atento announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates' (collectively, "HPS"), GIC's, and an investment fund affiliated with Farallon Capital Management, L.L.C. ("Farallon")'s (collectively, the "Institutional Investors") acquisition of ordinary shares of the Company held indirectly by Bain Capital in exchange for senior PIK notes previously held by the Institutional Investors. On the same date, the Company signed Director Nomination Agreements and Registration Rights Agreements with each of the Institutional Investors.

On June 2, 2022, Atento entered into a Cooperation Agreement with Kyma Capital Limited (together with its affiliates, "Kyma"), Charles Frischer (together with his affiliates, "Mr. Frischer"), and Asheef Lalani ("Mr. Lalani", together with Kyma and Mr. Frischer, the "Investor Group"), pursuant to which, among other issues, the Board of Directors nominated Akshay Shah as new independent Class I director at the Company's 2022 Annual Meeting of Shareholders and the Investor Group and the Investor Group agreed to be subject to customary standstill restrictions relating to, among other things, proxy contests, transactions, commencing suits, demanding information and other matters.

Exchange Rate Information

In this Annual Report, all references to "U.S. dollar" and "$" are to the lawful currency of the United States and all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia, and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2021		2022	
	Average	December 31	Average	December 31
Euro (EUR)	0.85	0.88	0.94	0.94
Brazil (BRL)	5.39	5.58	5.24	5.22
Mexico (MXN)	20.28	20.47	19.60	19.47
Colombia (COP)	3,741.97	3,981.16	4,789.28	4,810.20
Chile (CLP)	759.14	850.25	876.07	859.51
Peru (PEN)	3.88	4.00	3.84	3.82
Argentina (ARS)	95.08	102.72	172.63	177.16

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") as adopted by the European Union ("EU") for the periods herein presented.

Rounding

Certain numerical figures set out in this Annual Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Annual Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management's Discussion and

Analysis of Financial Condition and Results of Operations" are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Annual Report, as applicable, and not using the numerical data in the narrative description thereof.

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Financial Information" included elsewhere in this document.

($ in millions)	As of and for the year ended December 31,		Change (%)	Change excluding FX (%) (**)
	2022	2021		
Revenue	1,389.9	1,449.2	(4.1)	(1.4)
(Loss)/profit for the period	(295.6)	(93.0)	(N.M)	(N.M)
EBITDA (1)	83.0	145.8	(40.4)	(41.5)
Capital Expenditure (2)	61.4	(101.4)	(N.M)	(N.M)
Total Debt	743.3	718.3	3.5	(1.5)
Cash and cash equivalents	82.9	128.8	(35.2)	(35.0)
Net Loan and borrowings	660.4	589.5	(16.3)	(17.2)
Balance sheet data:				
Total assets	878.8	1,107.8	(19.9)	(21.1)
Equity	(348.9)	(12.8)	(N.M)	(N.M)
Capital stock	0.049	0.049		
Number of shares	15,451,667	15,000,000		

N.M. means not meaningful.

(*) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2021 versus 2022 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding FX% allow the Company to monitor the main variation arise from local operation results on comparative basis despite of exchange fluctuation.

(1) In When considering the financial performance of the business, our management analyses the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets, and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(2) We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

($ in millions)	For the year ended December 31, 2021	2022
Profit/(loss) for the year	**(93.0)**	**(295.6)**
Net finance expense (*)	101.0	165.1
Income tax expense	4.5	92.3
Depreciation and amortization	133.3	121.2
EBITDA [1] (non-GAAP)	**145.8**	**83.0**

(*) Net finance expenses include finance income, finance costs, changes in fair value of financial instruments and net foreign exchange loss.

(1) When considering the financial performance of the business, our management analyses the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company's financial condition and as preconditions to certain transactions (e.g., the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios. Our debt agreement mainly uses Consolidated EBITDA for covenant purposes in which in many instances allow for cost items which naturally is recurring/ordinary course operational expenses to be added back to (and therefore increase) Consolidated EBITDA. The way the covenants are calculated under the IDB facility agreement is not the same as under accounting rules.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company's ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described within the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2.0 times the fixed charge of the same period. As of December 31, 2022, the ratio was 3,4 times. This financial covenant applies only as a restriction for certain actions (e.g., issuance a new debt) and, if breached, will not trigger a default or an event of default.

Drawn Super Senior Leverage Ratio (applies to Atento S.A.) includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 calculated as the ratio of consolidated drawn super senior facilities debt to consolidated EBITDA for the twelve-month period. As of December 31, 2022, the ratio was 0,31. This financial covenant applies only as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement.

Description	Currency	Maturity	Interest rate	As of December 31, 2022 ($ in millions)
Senior Secured Notes	USD	2026	8.000%	505.8
Super Senior Credit Facility	USD	2026	Libor + 3.25%	44.1
Lease Liabilities	BRL, USD	2025	7.0%-12.0%	126.6
Other Borrowings	BRL, USD	2022	4.5%-8.9%	66.9
Total Debt				**743.4**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such a difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under "Cautionary Statement with respect to Forward-Looking Statements".

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing ("CRM BPO") services and solutions in Latin America, and among the top five providers globally, each based on revenue. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the "Telefónica Group"). Since then, we have significantly diversified our client base, and we became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol "ATTO". until July 21, 2023. More details on Consolidated Financial Statements - Subsequent Events.

We operate in markets that are strong and other that have been significantly impacted by adverse macroeconomics fluctuations. The Company seeks potential long-term growth in these markets driven by business trends, growth potential that includes (i)) further outsourcing of CRM BPO operations, (ii) further penetration in existing markets, (iii) development of new industry vertical expertise, such as healthcare and fintech; (iv) expansion of offshore call center services for U.S clients, and (v) further penetration of geographies from which revenues increase hard currencies.

We operate in 15 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil ("Americas") and (iii) EMEA. For the year ended December 31, 2022, Brazil accounted for 41.2% of our revenue and 49.2% of our EBITDA; Americas accounted for 42% of our revenue and 35,8% of our EBITDA; EMEA accounted for 16.8% of our revenue and 25,4% of our EBITDA (in each case, before holding company level revenue and consolidation adjustments).

As of December 31, 2021, we had 87,382 workstations globally: 47,407 in Brazil, 34,673 in the Americas (excluding Brazil) and 5,302 in EMEA. As of December 31, 2021, we had 89 delivery centers globally: 30 in Brazil, 45 in the Americas (excluding Brazil) and 14 in EMEA.

The following table shows the number of workstations and delivery centers in by segment in which we operated as of December 31, 2021, 2022.

	Number of Workstations		Number of Service Delivery Centers[(1)]	
	2021	2022	2021	2022
Brazil	47,407	38,322	30	25
Americas	34,673	34,874	45	43
EMEA	5,302	5,175	14	14
Total	**87,382**	**78,371**	**89**	**82**

(1) Includes service delivery centers at facilities operated by Atento as well as those owned by our clients where we provide operations personnel and workstations.

For the years ended December 31, 2021 and 2022, revenue generated from our 15 largest client groups represented 66,2% and 64% of our revenue. Excluding revenue generated from Telefónica S.A., for the years ended December 31, 2021 and 2022, our 15 largest client groups represented 35,2% and 34,6% of our revenue. The decrease in client concentration reflects our strategy to improve our revenue mix, one of the pillars of our Three Horizon Plan, which we announced in the second quarter of 2019 to improve profitability of our existing operations, accelerate the development of our next generation services and digital capabilities and strengthen our position in those segments and geographies which we believe have potential for higher growth margins.

Our vertical industry expertise in telecommunications, banking, and financial services, and more recently, with tech and born-digital companies enables us to tailor our services and solutions for our customers, further embedding us within their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we began implementing new technologies to build-out our Next Generation and Digital Capabilities program, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next generation activities (high value voice, integrated multichannel and automated back office) and four next generation capabilities (AI/Cognitive, Analytics, Automation/RPA and CX consulting).

Average headcount

We believe that our people are key enablers organization’s most valuable resource to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing our culture named “One Atento” and it defines our way of doing business: as a global company, with the strength of a united team, to leverage our leading position in the market.

The average Company headcount in 2021 and 2022 is presented as follows:

	December 31,	
	2021	2022
Brazil	74,633	65,643
America	53,194	48,819
EMEA	12,726	12,696
Total [(1)]	**140,553**	**127,158**

(1) Average headcount is calculated based on the average of the year of each month´s end number of employees.

The reduction in average headcount compared in the last year reflects the implementation of two pillars of our Three Horizon Plan, namely:

- Operational excellence: we have taken a number of steps to improve our operations, such as managing key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality control, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvements being implemented at the regional levels. The focus of these initiatives is on increasing our margins contribution and improving our customers’ experience.

- Optimization initiatives to reduce selling, general and administrative expenses, as well as other costs: we are transforming our business support areas to generate savings and reduce costs. We have analyzed our business most significant cost components within the human resources, technology, facilities, and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One such action is the ongoing digitalization of human resources processes. For example, our human resources team has implemented the use of digital tools for recruiting and retaining the market´s best talent to support our customers' operations.

The table below summarize the Consolidated Statements of Operations for the Years Ended December 31, 2021, and 2022:

($ in millions, except percentage changes)	**For the years ended December 31,**		**Change (%)**	**Change excluding FX (%)[(2)]**
	2021	**2022**		
Revenue	**1,449.2**	**1,390.0**	**(4.1)**	**(1.4)**
Other operating income	10.5	17.1	62.7	75.7
Operating expenses:				
Supplies	(109.8)	(89.6)	(18.3)	(16.6)
Employee benefit expenses	(1,102.7)	(1,088.0)	(1.3)	2.0
Depreciation	(73.2)	(72.2)	(1.3)	(0.5)
Amortization	(60.1)	(52.9)	(11.9)	(11.5)
Changes in trade provisions	0.3	(0.6)	N.M.	N.M.
Impairment charges	(2.0)	(17.5)	N.M.	N.M.
Other operating expenses	(99.9)	(128.4)	24.8	29.0
Total operating expenses	**(1,447.4)**	**(1,445.3)**	**(0.1)**	**3.0**
Finance income	15.5	10.2	(34.3)	(23.4)
Finance costs	(91.9)	(86.5)	(4.3)	(4.6)
Change in fair value of financial instruments	(42.3)	(96.0)	123.7	123.7
Net foreign exchange loss	17.7	7.1	(59.3)	(61.8)
Profit/(loss) before income tax	**(88.5)**	**(203.3)**	**129.1**	**135.1**
Income tax expense	(4.5)	(92.3)	N.M.	N.M.
Profit/(loss) for the year	**(93.0)**	**(295.6)**	**N.M**	**N.M.**
EBITDA [(1)]	**145.8**	**83.0**	**(43.1)**	**(41.6)**

(1) When considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year.

We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets, and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures. The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(2) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2021 versus 2022 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding Foreign exchange effects allows the Company to monitor the main variation arising from local operating results on a comparative basis.
N.M. means not meaningful.

($ in millions, except percentage changes)	**For the years ended December 31,**		**Change (%)**	**Change Excluding FX (%)[3]**
	2021	**2022**		
Revenue:				
Brazil	567.8	572.9	0.9	(3.4)
Americas	631.3	583.2	(7.6)	(1.8)
EMEA	250.1	233.9	(6.5)	4.0
Total revenue	**1,449.2**	**1,390.0**	**(4.1)**	**(1.4)**
Operating expenses:				
Brazil	(583.4)	(607.1)	4.1	(0.4)
Americas	(614.7)	(599.1)	(2.5)	4.0
EMEA	(233.3)	(225.2)	(3.4)	8.4
Other and eliminations [1]	(15.9)	(13.8)	(13.3)	41.4
Total operating expenses	**(1,447.3)**	**(1,444.3)**	**(0.1)**	**3.0**
EBITDA [2]:				
Brazil	51.5	42.7	(17.1)	(19.9)
Americas	72.3	31.1	(57.0)	(56.1)
EMEA	37.7	22.0	(41.5)	(34.8)
Other and eliminations [1]	(15.7)	(12.8)	(42.6)	(5.2)
Total EBITDA [2]	**145.8**	**83.0**	**(43.1)**	**(41.6)**

(1) Included expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) When considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(3) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2021 versus 2022 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Changes excluding FX (%) allow the Company to monitor the main variation arise from local operation results on comparative basis despite of exchange fluctuation.

N.M means not meaningful

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

Revenue

Revenue decreased by $59.2 million, or 4.1%, from $1,449.2 million for the year ended December 31, 2021, to $1,390.0 million for the year ended December 31, 2022, (see explanation by segment on page 44). Excluding the impact of foreign exchange, revenue decreased 1.4%. Revenues from Multisector (sales to other companies) clients decreased by $35.1 million, or 3.6%, from $985.0 million for the year ended December 31, 2021 to $950.0 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, revenue from multisector clients decreased 2.1%.

Revenue from Telefónica presented a decrease of $24.2 million, or 5.2%, from $464.2 million in revenue for the year ended December 31, 2021, to $440 million for the year ended December 31, 2022 (see explanation by segment on page 62). Excluding the impact of foreign exchange, revenue from Telefónica clients increased by 0.1%.

The following chart provides a breakdown of revenue by geographic region for the year ended December 31, 2021, and 2022 and as a percentage of revenue with the percentage change between those periods including and net of foreign exchange effects.

	For the years ended December 31, 2021, and 2022					
($ in millions, except percentage changes)	**2021**	**(%)**	**2022**	**(%)**	**Change (%)**	**Change excluding FX (%)(1)**
Brazil	567.8	39.2	572.9	41.2	0.9	(3.4)
Americas	631.3	43.6	583.2	42.0	(7.6)	(1.8)
EMEA	250.1	17.2	233.9	16.8	(6.5)	4.8
Total	**1,449.2**	**100.0**	**1,390.0**	**100.0**	**(4.1)**	**(1.4)**

(1) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of versus 2022 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding FX% allow the Company to monitor the main variation arising from local operation results on comparative basis despite of exchange fluctuation.

Brazil

Revenue in Brazil for the year ended December 31, 2021, and 2022 totaled $567.8 million and $572.9 million, respectively, an increase of $5.1 million, or 0.9%. Excluding the impact of foreign exchange, revenue decreased by 3.4%.

Excluding the impact of foreign exchange, revenues from Multisector decreased by 4.8% mainly related due to a few clients that had shifted some of their volumes to alternative CX providers after the October 2021 cyberattack that temporarily affected Atento's operations. Other factors that contributed to the YoY decrease were: i) Brazil's weaker economic environment during the year; ii) management's decision to not renew certain client service agreements that were insufficiently profitable; and iii) elevated absenteeism related to the spike in the Omicron variant during the first two months of the year.

Excluding the impact of foreign exchange, revenues from Telefónica increased by 1.2% mainly related due the client implemented a company-wide cost-cutting program that included a reduction in CX service volumes in Brazil, and the renegotiation of prices for Atento's services.

Americas

Revenue in America for the year ended December 31, 2021, and 2022 totaled $631.3 million and $583.2 million, respectively, a decrease of $48.1 million, or 7.6%. Excluding the impact of foreign exchange, revenue decreased by 1.8%

Excluding the impact of foreign exchange, revenues from Multisector decreased by 2.8% mainly related due i) lower volumes related to higher absentee rates in countries most affected by the pandemic earlier in the year; ii) changes in outsourcing regulations in Mexico the required the suspension or internalization of certain sales services; and iii) the loss of certain U.S. clients.

Excluding the impact of foreign exchange, revenues from Telefónica increased by 0.4% mainly related due lower volumes related to the aforementioned cost-cutting program implemented by this client in 2022, particularly in Peru. This decrease was partially offset by higher TEF volumes in Colombia. Reported TEF revenue also benefited from hyperinflation in Argentina.

EMEA

Revenue in EMEA for the year ended December 31, 2021, and 2022 totaled $250.1 million and $233.9 million, respectively, a decrease of $16.2 million, or 6.5%. Excluding the impact of foreign exchange, revenue increased by 4.8%

Excluding the impact of foreign exchange, revenues from Multisector increased by 11.1% mainly related due volumes from new clients that Atento had won in the insurance and energy sectors and to a lesser extent in the banking, retail, consumer goods, airline and technology sectors.

Excluding the impact of foreign exchange, revenues from Telefónica decreased by 1.9%.

Other operating income

Other operating income totaled $10.5 million and $17.1 million for the year ended December 31, 2021, and 2022, respectively. This increase of $6.6M million was mainly driven by the insurance compensation received due to the 2021 cyberattack.

Total operating expenses

Total operating expenses decreased by $1.8 million, or 0.1%, from $1,447.3 million for the year ended December 31, 2021, to $ 1,445.3 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses increased by 3.0%, flat to 2021 and mainly due to salary annual raise. As a percentage of revenue, operating expenses increased to 104.0% for the year ended December 31, 2022, increasing 4.1% compared to 2021.

Supplies: Supplies expenses decreased by $20.1 million, or 18.3%, from $109.8 million for the year ended December 31, 2021, to $89.6 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, supplies expenses decreased by 16.6%. The increase refers mainly to reclassification disclosure of other operating expenses related to installation and maintenance. As a percentage of revenue, supplies represented 7.5% and 6.4% for the year ended December 31, 2021, and 2022 respectively.

Employee benefit expenses: Employee benefit expenses decreased by $14.8 million, or 1.3%, from $1,102.7 million for the year ended December 31, 2021, to $1,087.9 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, employee benefit expenses increased by 2.0%. The increase in employee benefit expense is flat compared with 2021 and mainly related to salary annual raise. As a percentage of revenue, employee benefit expenses represented 75.5% and 77.3% for the year ended December 31, 2021, and 2022, respectively.

Depreciation and amortization: Depreciation and amortization expenses decreased by $8.1 million, or 7,0%, from $133.3 million for the year ended December 31, 2021, to $125.1 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 6.5% in a normal course of operation and driven by the decrease of capital expenditures throughout 2022.

Other operating expenses: Other operating expenses increased by $28.4 million, or 24.8%, from $99.9 million for the year ended December 31, 2021, to $128.4 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, other operating expenses increased by 29.0% mainly due to reclassification disclosure of suppliers. As a percentage of revenue, other operating expenses were 6.8% and 9.0% for the year ended December 31, 2021, and 2022, respectively.

Impairment Charges: Impairment charges increased by $15.5 million, from $1.9 million for the year ended December 31, 2021 to $17.5 million for the year ended December 31, 2022 mainly due the impairment of $12,2 million of the Goodwill related to Brazil and Peru subsidiaries and an impairment charge of $5,5 million in the net assets of the Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country due to the future performance of the business as the date of the test.

Brazil

Total operating expenses in Brazil increased by $23.7 million, or 4.1%, from $583.4 million for the year ended December 31, 2021, to $607.1 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 0.4%. Operating expenses as a percentage of revenue increased from 102.6% to 106.0%, for the year ended December 31, 2021, and 2022, respectively.

Americas

Total operating expenses in the Americas decreased by $15.6 million, or 2.5%, from $614.7 million for the year ended December 31, 2021, to $599.1 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 4.0%. Operating expenses as a percentage of revenue increased from 97% to 101.9%, for the year ended December 31, 2021, and 2022, respectively.

EMEA

Total operating expenses in EMEA decreased by $7.8 million, or 3.4%, from $233.3 million for the year ended December 31, 2021, to $225.1 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 8.4%. Operating expenses as a percentage of revenue decreased from 90.7% to 95.8%, for the year ended December 31, 2021, and 2022, respectively.

Finance income

Finance income decreased by $5.3 million, or 34.3% from $10.2 million for the year ended December 31, 2022, compared to $15.5 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, finance income decreased by 23.4% during the year ended December 31, 2022, mainly related to the reduction on positive monetary correction in Argentina compared with 2021.

Finance costs

Finance costs decreased by $5.4 million, or 4.3%, from $91.9 million for the year ended December 31, 2021, to $86.5 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, finance costs decreased by 4.6% during the year ended December 31, 2022. The decrease in finance costs was driven by the accelerated cost due the renegotiation of the previously Senior Secure notes in 2021.

Change in fair value of financial instruments

Change in fair value of financial instruments increased by $53.7 for the year ended December 31, 2022, million from $42.2 for the year ended December 31, 2021, due the effects of Company´s hedge operation in Brazil triggered by interest rate.

Net foreign exchange gain/(loss)

Net foreign exchange gain/loss decreased by $10.4 million from a gain of $17.6 million for the year ended December 31, 2021, to a gain of $7.1 million for the year ended December 31, 2022. This change main reflects the devaluation between U.S dollar and Euro in which company has intercompany balances.

Income tax expense

Income tax expenses increased by $87.9 from $4.5 million for the year ended December 31, 2021, to $92.3 million for the year ended December 31, 2022 mainly related to the write-off of deferred tax.

Profit/(loss) for the year

Profit/(loss) for the year increased by $202.6 million, from a loss of $93.0 million for the year ended December 31, 2021, to a loss of $295.6 million for the year ended December 31, 2022, as a result of the factors discussed above.

EBITDA

EBITDA decreased by $62.7 million, or from $145.7 million for the year ended December 31, 2021, to $83.0 million for the year ended December 31, 2022.

EBITDA margin, defined as EBITDA over revenue, decreased from 10.2% for the year ended December 31, 2021, to 6.0% for the year ended December 31, 2022, as a result of the factors discussed above.

B. Liquidity and Capital Resources

As of December 31, 2022, the Company presented negative shareholder equity amounting $348.8 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the interest of debt paid during the year $82.0 million substantial share of the Company´s financial cost is mainly influenced to the Brazilian risk-free interest rate ("selic") which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The high leverage of the Company and the post-pandemic macroeconomic challenging situation (global inflation pressure and an increased interest rate) led the Company to a higher pressure and an increased risk of cash short falls beginning 2023. Due to a series of concerning events indicating significant doubts about the Company's ability to continue operating the Company faced and a relevant high financial leverage, a restructuring plan is in place. The current restructuring plan (see note 2) is seeking to deleverage company´s debt.

Net debt with third parties on December 31, 2021, and 2022 is as follows:

	As of December 31,	
($ in millions, except Net Debt/ EBITDA)	**2021**	**2022**
Cash and cash equivalents	128.8	82.9
Debt:		
Senior Secured Notes	503	505.8
Super Senior Credit Facility	25	44.1
BNDES	0	
Lease Liabilities	155.8	126.6
Other Borrowings	33.0	66.8
Total Debt with third parties	**718.3**	**743.3**
Net Debt with third parties [(1)]	**589.5**	**660.4**
Net Debt/ EBITDA (non-GAAP)	**4.0x**	**7.6x**

(1) When considering our financial condition, our management analyzes Net debt with third parties, which is defined as total loans and borrowings less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

Cash Flows

As of December 31, 2022, we had cash and cash equivalents of $82.9 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,	
($ in millions)	**2021**	**2022**
Cash flows from operating activities	42.3	(17.1)
Cash flows used in investing activities	(48.1)	(28.5)
Cash flows (used in)/provided by financing activities	(60.5)	0.6
Net increase/(decrease) in cash and cash equivalents	(66.3)	(45.0)
Effect of changes in exchange rates	(13.8)	(0.9)

Cash Flows from Operating Activities

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

For the year ended December 31, 2022, cash from operating activities was to a consume of $17.1 million compared to cash from operating activities of $42.3 million in the same period of the prior year. The decrease is mainly driven by interest paid related to SSN and swap-coupon along the year.

Cash Flows used in Investing Activities

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

For the year ended December 31, 2022, cash used in investing activities was $28.5 million compared to cash used in investing activities of $48.1 million in the same period of prior year, mainly due to capex increases related to new software agreements with Microsoft and other growth-related investments in 2021.

Cash Flows from/used in Financing Activities

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

For the year ended December 31, 2022 cash provided in by financing activities was $0.6 million compared to cash consumed by financing activities of $60.5 million in the same period of prior year, mainly due to issuance costs of financing of Atento Luxco 1 2026 Senior Secured Notes and premium paid for a total call cost of $7.6 million and also due to significant cash amount obtained from new borrowings signed in 2021 if compared to 2022 in which Company renewed your debts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

The Atento Group's activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. On December 31, 2022, 10.2% of loans and borrowings (not including derivative financial instrument) bore interests at variable rates, while on December 31, 2021, this amount was 4,4%. In both 2021 and 2022, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

The table below shows the change in fair value (variation) of a +/100 basis points variation in interest rate:

	Thousands of U.S. dollars
INTEREST RATE *(Brazilian Interbank Market Rate)*	**2022**
FAIR VALUE	(127,707)
+1%	(16,624)
-1%	9,756

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables, and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country in which we have operations is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to our operations in foreign countries with functional currencies different than U.S Dollars. To reduce the foreign currency risk in our operations in Spain, Peru and Brazil, Spain we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps), and a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps).

The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2022, the estimated fair value of the cross-currency swaps totaled a net liability of 127,707 thousand U.S. dollars (net liability of 39,956 thousand U.S. dollars as of December 31, 2021).

The table below shows the change in fair value (variation) of a +/-10 percentage points on exchange rate on the value of the cross-currency swaps:

	Thousands of U.S. dollars
CROSS-CURRENCY FX	**2022**
FAIR VALUE	(127,707)
+10.0%	68,901
-10.0%	(7,568)

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Finance Leases and other borrowings) denominated in currencies other than their functional are adequately matched. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statements is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group's is provided in Note 4 of the consolidated financial statements.

Country risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually based on the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings) ; (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

As of December 31, 2022, the Company presented negative shareholder equity amounting to $348.8 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the interest of debt paid during the year $82.0 million substantial share of the Company´s financial cost is mainly influenced to the Brazilian risk-free interest rate ("selic") which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The challenges related to the sector in which the group operates; disruption from technology adoption, inflationary cost pressures; the post-pandemic macroeconomic challenging situation and reputational damage after the cyberattack occurred in 2021 led the Company to a higher pressure and an increased risk of cash short falls beginning 2023.

In the first half of 2023, the Company faced a series of concerning events indicating significant doubts about the Company's ability to continue operating, including:

I. Fitch Ratings downgraded Atento Luxco 1 S.A.'s Long-Term Foreign Currency Issuer Default Rating from 'B+' to 'B-'. Additionally, Atento's USD 500 million senior secured notes due 2026 were downgraded to 'B-'/'RR4' from 'B+'/'RR4', and Atento Brasil S.A.'s long-term National Scale Rating was lowered to 'B(bra)' from 'A-(bra)'.

II. The Company's level of indebtedness and debt commitments, including a $70 million loans and borrowings due in 2023 and payments related to Senior Secured Notes interest and coupon-only cross-currency swaps amounting to a total of $49 million in February and $46 million in August.

III. Atento's available credit facilities with financial institutions were restricted in 2023 due to rating downgrades and the Company's financial health.

IV. Atento encountered a decline in cash and cash equivalents, resulting in postponed payments to specific supplier groups and tax obligations owed to tax authorities.

V. Operational performance declined, especially due to reduced volumes resulting from the termination of low-margin contracts, currency devaluation in emerging markets, and implementation delays with new clients, impacting new-year projections.

VI. Certain covenants were breached: (a) failure to provide certain financial reporting on a timely basis, (b) non-payment of a loan outstanding under the Company's revolving credit facility agreement dated 23 December 2021, (c) failure to comply with certain cost reimbursement requirements, and (d) non-compliance with a cash variance covenant applicable to certain debt instruments. Company's noteholders have been notified of such defaults and have expressly undertaken under the "RSA" not to take any enforcement action against the Group for such defaults and have not indicated to the Company an intention to exercise their termination rights.

Given the context mentioned above, Atento experienced liquidity stress due to the consumption of cash and equivalents. As a result, the Company entered into a Restructuring Plan (see note 2).

d) External risk

We were the target of a cybersecurity incident which disrupted our systems

On October 17, 2021, Atento suffered a cyberattack. The Company detected the attempted cyberattack on our IT systems in Brazil and, in order to avoid risks to the group's customers, we began the process of isolating and suspending customers' access to Atento's systems in Brazil. Contingency operational solutions were implemented to avoid any compromises to customers' data and to minimize the impacts of the operations' suspension. Services were carefully restored over the subsequent two weeks, with server cleaning at all company sites and operations in Brazil.

Atento was significantly impacted by the cyberattack. Despite not having made payments of ransom, Atento Brasil incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes.

As part of the established procedures to monitor subsequent impact related to the cyberattack, the Company did not incur in any relevant agreement termination with our customers and is not aware of customers judicial disputes or judicial notification ongoing. All financial effects of the cyberattack were presented within its financial statements dated December 31, 2021. Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients.

In the first quarter of 2022, Atento has completed the compensation process related to an insurance policy of cyberattacks by $10.0 million. No other effect on financial statement was identified in 2022 in related to the cybersecurity incident occurred in 2021.

Potential global and economics impacts of Eastern Europe conflict in 2022

Armed conflict between Russia and Ukraine began in the latter country in February 2022, with restrictive sanctions subsequently implemented by the EU and U.S. against Russia, creating global security concerns that can have a lasting impact on regional and global economies. The sanctions on Russia also are likely to have a substantial impact on the global economy and financial markets, with significant spill over to other countries. In many countries, the crisis is creating an adverse shock in terms of both inflation and economic activity, amid already elevated price pressures. As of December 31, 2022, we did not operate in these countries. However, the Company is monitoring any possible effects which could result in operational and financial risks conditions.

Capital Management

The Atento Group's Finance Department, which oversees the capital management, takes various factors into consideration when determining the Group's capital structure. The Atento Group's capital management goal is to determine the financial resources necessary to continue its recurring activities, as going concern (see note 2).

The Company presented a negative shareholder equity and a relevant high financial leverage. The current restructuring plan (see note 2) is seeking to avoid the Company entering into insolvent liquidation in the future; stabilize the group, right-size and deleverage company´s debt; return to a sustainable financial health and additional equity financing.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We believe the "Atento" trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth in future markets. This also enables us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence, and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2016, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

In 2017, Atento launched its digital business unit under the brand "Atento Digital". Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital's offer also includes technological initiatives and solutions for advancing digital transformation processes while fully leveraging existing systems. Atento Digital is a trademark registered by Atento.

In 2020, Atento launched its "Startup accelerator" program branded "Atento Next". In line with the objective of having innovation at the center of its business strategies, Atento Next is designed to move the Company closer to selected startups, in order to foster even more innovation at the Company and for its customers.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES

We have integrated Corporate Social Responsibility (CSR) into our business model for over a decade. We know that it is essential to have a Corporate ESG Strategy that guides us in the long term and makes us more resilient to environmental, social and governance risks.

That is why in 2021 we took a step further with our commitment to sustainability, developing a solid strategy based on the performance of initiatives that positively impact our stakeholders and the contribution to the 2030 Agenda.

Environment

Climate change is a global problem that affects us all. In Atento we believe the protection of the environment is of vital importance. Even though we have a low exposure to ESG Issues according to Sustainalytics as we are not an emission-intensive industry, we are taking actions and setting goals to tackle our carbon footprint driving us towards Carbon Neutrality in 2030. We are committed to reducing our impact to ensure a more sustainable planet in the future.

Continuing with our commitment to the environment, we are glad to report a very big reduction in our Carbon Footprint Emissions for 2022. Thanks to being consistent with our initiatives and planning we have reduced 26.7% emissions in 2022 compared to 2021. A total of 31.6% since 2020.

We also made improvements to our emissions calculations to be more comprehensive. We have included our vehicle fleet in scope 1 as well as improving the commuting survey sample obtaining a much more representative emission estimation.

Behind this year's reduction there are several factors. The first one is our support for renewable energies, which represent more than 60% of our electricity consumption. Another factor has been the active improvement in energy efficiency and of our HVAC (Heat, Ventilation, Air Condition) systems.

Even though this year we made a comeback to the offices across our locations, we are still maintaining WAHA (Work At Home Atento), allowing us not only to have a lower commuting footprint (Scope 3) but also offering a better work-life balance for our employees.

In addition to all efforts to reduce our direct footprint, we went further and created initiatives in search of suppliers that would allow us to enter the circular economy so that we could also collaborate towards our sustainability goals. That's why in Brazil, where we have a greater presence, we partnered with a supplier specializing in circular economy, so that they manage Atento's sustainable disposal for us, being able to give waste a new use.

This supplier operates in the sustainability, Reverse Manufacturing, Management and Recycling segments. Certificates such as ISO9001, 1401 and other local and international certifications. This partnership favors the environment by providing a service that generates the correct management of assets derived from retirement processes.

- The separation and qualification of waste is done by recycling class, which allows us to reduce waste generation and pollution to the environment.
- Returning materials to the market as raw materials, keeping materials and products in use.
- Ensuring a safe and environmentally correct destination, regenerating natural systems.

In 2022, thanks to this partnership we disposed of approximately 9 Tons of different materials that can be reused and recycled, thus promoting better use of natural resources and extending the useful life of the items.

Atento believes that, based on this partnership, we are reinforcing cyclical participation in the 4 pillars of the circular economy: Innovate, renew, reuse and recycle.

Social Initiatives

Our people are our key pillar. Atento is made by talented and motivated professionals whose main characteristic is diversity.

We know that being a diverse team makes us unique in the market. That is why we strive to build a work environment in which all people feel represented and part of Atento. A place where organizational diversity is a true reflection of our world´s diversity. We are an inclusive company, which respects different opinions and positions, welcomes all audiences and, most importantly, is attentive to equality to generate growth opportunities for our people.

We strive to promote a work environment based on respect, equality, and social inclusion among our employees, a workforce recognized for its diversity, as we have many employees of varied nationalities, races, genders, and ages.

We have a wealth of cultures within our teams that favors the Company's development, and therefore we promote a work environment free of any kind of discrimination, whether by race, color, sex, religion, political opinion, origin, or any other discriminatory characteristic. In this respect, we comply with the related principles of the UN Global Compact. We support the inclusion of employees who belong to minority or vulnerable groups, including people with disabilities for whom accommodations is made to fully integrate them into Atento's workforce.

Another fundamental aspect of employee care and wellbeing at Atento is ensuring equal treatment among all members of our team, such as equal treatment and compensation of women and men who work within all levels of our organization.

Atento is also a source of formal employment for young people and offers training and benefits, advantages that are not common in many of the countries in which Atento operates.

Our effort to achieve an inclusive environment has been rewarded by different awards and acknowledgments:

- **Women's Empowering Principles Community**. At Atento, we were honored to join the WEP (Women's Empowerment Principles) Community established by UN Global Compact and UN Women, which promotes gender equality and women's empowerment in the workplace. By signing to join the WEP community, we join several other companies whose CEOs have shown their commitment to fostering business practices that empower women. These practices include equal pay for work of equal value, gender-responsive supply chain practices and zero-tolerance against sexual harassment in the workplace.

- **UN WEPs Brazil Award**. We were recognized with the biannual UN WEPs (Women´s Empowerment Principles), with an honorable mention for our gender equality actions. This initiative, owned by the United Nations (UN), is carried out through the Brazilian Network of the UN Global Compact and UN Women in Brazil. This recognition promotes the economic empowerment and leadership of women as a pillar for sustainable, inclusive and equitable growth, and recognizes the efforts of companies that promote gender equality and the empowerment of women in Brazil.

- **"Selo Municipal de Direitos Humanos e Diversidade".** In 2022 we were awarded in the LGBTI+ category. The objective of the SELO is to recognize actions of inclusion and promotion of human rights and diversity in the private sector, public agencies and third sector entities, which are considered innovative practices in the promotion of employability, people management, organizational culture, social investment, and brand positioning, as well as in the fight against discrimination and inequality, as a way of promoting diversity and citizenship.

- **Ranked #19 in *Expansión magazine's* ranking: "Super companies for Women 2022" in Atento Mexico:** Expansión magazine has recognized Atento Mexico as one of the "Super Companies for Women 2022", this achievement is possible thanks to the daily work of all the women who collaborate in this great family.

- **ESR in Mexico:** The ESR Distinction (Socially Responsible Company,), is a recognition granted by the Mexican Center for Philanthropy (CEMEFI) and the organization "ALIARSE for Mexico", to those companies that adopt the Corporate Social Responsibility (CSR) model in their organization. At Atento Mexico we promote development actions to generate economic, social and environmental impact and benefits.

- **Best Company in the Service Sector by *Exame Diversity Guide* and *Instituto Ethos* in Brazil**

- **Top Companies Award (Culturally Powerful Company 2022) in Mexico**

- **Certification.** We have achieved **ISO 26000 certification** on Social Responsibility in **Spain, Brazil, Perú, Colombia, Mexico and Puerto Rico.** *ISO 26000 is an international ISO Standard that provides guidance on Social Responsibility. It is designed for use by organizations of all types, in both the public and private sectors, in developed and developing countries, as well as in economies in transition.*

Health and Safety

We have a Quality, Environment, Health and Safety Policy that establishes the basis for the implementation and maintenance of measures necessary to ensure the safety and promote the health of employees in all our work centers.

To this end, we carry out a process of identification, control, and monitoring of possible risks to which our employees may be exposed, and we strive to promote healthy work environments that contribute to the well-being of our employees, emphasizing the importance of maintaining physical, mental, and social fitness.

Governance

Corporate structure and governance

Atento is made up of a set of companies that comprise the Company's global organizational chart, headed by Atento, S.A. as the parent company of the group, which is registered in Luxembourg. All Atento group companies operate under a single corporate governance structure and under the same policies and guidelines.

At the corporate governance level, Atento, S.A. is managed by a board of directors, an audit committee and a compensation and sustainability committee. The operation of these governance bodies is governed by our bylaws and applicable regulations, as well as by the laws of Luxembourg, where the parent company's registered office is located.

Our corporate governance is governed by three bodies: the Shareholders, the Board of Directors, composed of six members of various nationalities, and the Executive Committee, composed of seven members, two women and five men of various nationalities.

The Board provides significant support for the development of our ambitious transformation plan to remain one of the most innovative and relevant customer experiences and BPO providers in the world.

Business Ethics

At Atento we abide by a strong set of values, contained in our Code of Ethics, a guideline for all our employees to make decisions based on a common ethical standard, guided by honesty and integrity. This Code is aligned with our values and made extensive to our partners and suppliers. Any violation of the Code must be reported in order to avoid possible harm to persons or to the Company.

We have established a corporate culture based on ethical criteria that is in line with our core values, applicable to employees and all other people who are part of the Company. With the objective of preventing bribery and corruption, Atento has an Anti-Corruption Policy attached to the contracts of our employees at the coordinator, executive level and manager level, as well as those of our suppliers. We also emphasize the importance of preventing bribery and corruption through communication and training initiatives regarding related policies and procedures. Through our Reporting Channel, employees can send any communication to the appropriate supervisor regarding an activity or behavior that they have detected and that is or could be a violation of the Company's Code of Ethics or of any other mandatory policy or regulation.

Atento also has ethical practices to contribute to the principles collected in policies. These policies & practices must be upheld by everyone related to Atento.

- Compliance with the law: all regulations of the countries where we operate must be followed, as well as internal policies and rules.
- Conflicts of interest: we look after the Company's interest, to prevent any personal favoritism or misconduct.
- Protection and use of corporate information, assets, systems, and other resources: these must only be used for company-related issues, and any misuse should be prevented, including any that could harm another person or company.
- Law on the Securities Market: it is mandatory to safeguard the Company's non-public information, not share it and not to use it for personal gain.
- Bribery, kickbacks, and fraud: Paying, lending, or offering funds or assets intended to compromise the recipient's behavior or to obtain a benefit, (resulting in harm to someone else) is expressly prohibited.
- Health and safety in the workplace: at Atento, we are committed to providing a healthy, safe workplace, which also requires the employees' compliance with the Company's safety instructions.
- Labor issues: we promote a business environment that favors equal employment opportunities, and which prohibits any discriminatory practices.
- Books and records: Have internal accounting controls to safeguard and ensure the reliability of our financial records and reports.
- Record of documents: we keep everything necessary and relevant that is required by law, thus enabling accountability.

Our ethics principles include maintaining honest and ethical conduct; full, fair, accurate, timely and understandable company reports, documents, and other communications; complying with applicable laws and regulations as well as our internal policies; and promptly reporting internally, anonymously and confidentially any detected violations of the Code of Ethics.

SIGNATURES

ATENTO S.A.

Date: September 14, 2023

By: Dimitrius de Oliveira
Name: Dimitrius de Oliveira
Title: Chief Executive Officer

By: Sergio Ricardo Ribeiro Passos
Name: Sergio Ricardo Ribeiro Passos
Title: Chief Financial Officer

By: Fernando Fuleki Junior
Name: Fernando Fuleki Junior
Title: Corporate Finance Director